FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Notice of Convocation of the Ordinary General Meeting of Shareholders]

2.	[(English Translation) Nomura Group Report for the Fiscal Year Ended March 31, 2004]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

[English Translation]

May 31, 2004

To: Shareholders

Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 100th Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting. Please kindly submit the enclosed proxy card to the reception at the meeting.

In the event that you are unable to attend the meeting, you may exercise your voting rights via correspondence or internet. Please review the reference documents below, indicate your approval or disapproval of the proposals on the agenda on the enclosed proxy card and, after affixing your seal impression thereon, return the card to the Company or exercise your voting rights through the website specified by the Company (http://www.evote.jp/). (Japanese only)

Description

1. Date and Time:	10:00 a.m. on Friday, June 25, 2004

2. Place:	Nomura International Center (Takanawa Kenshu Center) 2-12-21 Takanawa, Minato-ku, Tokyo, JAPAN

3. Agenda for the Meeting:

Matters to be Reported:

1.	Report on the 100th Fiscal Year Business Report (April 1, 2003 to March 31, 2004), Balance Sheet (as of March 31, 2004) and Statement of Income.

2.	Report on the Appropriation of Retained Earnings for the 100th Fiscal Year and its Reason, etc.

Matters to be Resolved:

1.	Amendments to the Articles of Incorporation (as described in the attached “Reference Material Regarding the Exercise of Voting Rights”).

2.	Issuance of Stock Acquisition Rights as Stock Options (as described in the attached “Reference Material Regarding the Exercise of Voting Rights”).

3.	Election of Eleven Directors.

Note:

Proceedings of the General Meeting of Shareholders can be seen on the following website on the same day and on the personal computers at all domestic branches of Nomura Securities Co., Ltd on the date of the meeting.

(Japanese version) http://www.nomura.com/jp/

(English version) http://www.nomura.com/

Attachments to Notice of Convocation of 100th Ordinary General Meeting of Shareholders

Business Report for the Year Ended March 31, 2004 (April 1, 2003 – March 31, 2004)

I. Business Activities of Holding Company

1.	Progress and Achievement of Business Activities

Adoption of Committee System

With the approval of the Ordinary General Meeting of Shareholders held on June 26, 2003, the Company has adopted the Committee System. Under the Committee System, the management oversight functions were separated from the business operation functions, delegating many of the powers to execute business activities from directors to executive officers. Simultaneously three committees were established, the Nomination Committee, the Audit Committee, and the Compensation Committee. Outside directors make up the majority of each Committee. The Company is conducting integrated management activities with more speed and transparency under the new management structure.

Business Purpose of Holding Company

The main business purpose of the Company is to hold shares of domestic and overseas companies which engage in securities and securities-related businesses and manage their business activities. The Company and its subsidiaries in Japan and overseas such as Nomura Securities Co., Ltd. constitute the “Nomura Group” and pursue integrated business operations under the unified strategic focus of the Nomura Group.

Management Policy and Structure of Business Operations

The Nomura Group’s vision is to firmly establish its status as a “globally competitive Japanese financial institution”. The Japanese securities market is expected to grow rapidly. In this environment, the Company will seek to realize its vision by strengthening its base in the domestic securities businesses and by consolidating the Nomura Group’s comprehensive capabilities domestically and overseas.

The Company intends to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term as a management target to increase shareholders’ value.

In executing its business strategy, the Company focuses on business lines, which are linked globally, rather than individual legal entities. Nomura Group’s business lines are comprised of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of four businesses: Fixed Income, Equity, Investment Banking and Merchant Banking.

The Nomura Group is establishing a competitive structure of business operations by delegating the powers to execute business activities to each division as adequate and enhancing the professional skills of each of these business lines, while strengthening linkages among these business lines.

Business Line:

Subsidiary Company Management

The Company manages its subsidiaries in line with the Nomura Group strategy. The Nomura Group, with its core businesses of the securities and closely related businesses, aims to achieve its management objectives by concentrating management resources in these areas and building multi-faceted and substantive business portfolios.

A specific example of a business measure we took this year has been strengthening our service structure oriented toward individual investors, who primarily consist of employment income earners. We launched the Hotto-Direct Department to meet the needs of such asset builders by providing Internet and telephone services, a continuation of Nomura Fundnet Securities’ investment trust sales business. We have also merged Nomura Fundnet’s defined pension contribution telephone services with Nomura DC Planning and Nomura Human Capital Solutions to create Nomura Pension Support and Services. Nomura DC Planning had previously provided administrative service for defined pension contribution plans, and Nomura Human Capital Solutions had previously provided pension-related and other consulting services. Thus, we have consolidated our pension-related functions under one company.

Nomura Institute of Capital Markets Research was established to provide neutral advice for the sound development of Japan’s financial and capital markets, as well as policy suggestions (operation commenced on April 1, 2004). We will also respond to changes in the China market more effectively by making the consulting company joint venture Nomura-CITIC International Economic Consultants Co., Ltd., a wholly-owned subsidiary with the new name Nomura Corporate Advisory (China) Co., Ltd., which now has stronger relations with the Nomura Group.

Corporate Governance Structure

The Company is actively strengthening its corporate governance measures, most notably with the adoption last year of the Committee System. All the thirteen domestic subsidiaries have adopted this system. With this change, the group management has become more uniform, and a more functional administrative structure has been put in place. The Company has endeavored to strengthen its management oversight functions and increase transparency.

Under the Committee System, the Audit Committee mainly comprised of outside directors handles the core audit function. In this way, the Company is striving to strengthen and improve its internal control system in order to enhance the effectiveness of the Audit Committee.

Specifically, audit functions conducted by the Audit Committee are supplemented by non-executive but full-time two directors (“Audit Mission Directors”) who are familiar with Nomura Group business and its organization. Internal audit results are reported not only to the President & Chief Executive Officer but also to the Audit Committee and Audit Mission Directors. The Office of Audit Committee falls under the Audit Committee, and its purpose is to assist the Audit Committee members and Audit Mission Directors.

The Nomura Group has established the Internal Controls Committee in order to monitor the Group’s overall internal controls. The six members are comprised of four executive officers including the President & Chief Executive Officer as well an outside director and an Audit Mission Director.

In these ways, the Company has established a structure to promote more effective monitoring by the Audit Committee and strives to strengthen the corporate governance.

2.	Results of Operations

Major sources of the Company’s revenues as a holding company include revenue from property and equipment leasing, rent, royalties on the Company’s trademark and dividend income from subsidiaries, such as Nomura Securities Co., Ltd.

Operating revenue for the fiscal year ended March 2004 increased 32.7 billion yen to 135.3 billion yen, helped by dividend income from subsidiaries of 29.4 billion yen. Other than this, property and equipment revenue amounted to 63.0 billion yen, rent revenue amounted to 29.9 billion yen, and royalty on trademark amounted to 6.9 billion yen.

Operating expense for the fiscal year ended March 2004 was 95.8 billion yen.

As a result, ordinary income after non-operating income and non-operating expenses increased 28.7 billion yen to 39.4 billion yen.

5.7 billion yen, mainly in gains on sales of investment securities, was recorded as special profits. 5.0 billion yen, mainly in losses on sales of investment securities, was recorded as special losses.

As a result of the foregoing, income before income taxes amounted to 40.1 billion yen and net income after income taxes amounted to 33.3 billion yen, compared to a net loss of 12.8 billion yen for the fiscal year ended March 2003. Net income increased as operating revenue increased and mark-down on investment securities decreased.

3.	Asset, Liability and Capital

The Company, as a holding company, holds equity securities in and loans receivable from subsidiaries, tangible or intangible fixed assets relating to office accommodation and systems utilized by subsidiaries and investment securities and other assets.

Total assets at the end of March 2004 was 2,469.7 billion yen (348.6 billion yen increase from the end of March 2003), primarily due to an increase in the loan to Nomura Securities Co., Ltd. Total liabilities was 1,102.7 billion yen (323.6 billion yen increase from the end of March 2003), as borrowings from Nomura Europe Finance N.V. increased and bonds were issued. As a result total shareholders’ equity was 1,367.0 billion yen (24.9 billion yen increase from the end of March 2003).

4.	Capital Expenditures and Financing

Capital expenditures were made with a focus on investing in systems related to the securities businesses of Nomura Securities Co., Ltd. aiming to support business promotion of each of the business lines. Specifically, investments were made on: company-wide intra-network and renewed computer devices to cope with growing data flow; new “Hotto Direct” which offers telephone services during the weekday evenings and on weekends in addition to the regular office hours of Nomura Securities Co., Ltd., improvement of certain functions and services of “Nomura Home Trade”, the on-line trading service, and system enhancements for the trading system in the wholesale business area.

With respect to financing, the Company has tried to improve the efficiency of the group’s corporate finance structure, including overseas offices, and to promote operational efficiencies in funding by utilizing funds amongst the Nomura Group companies efficiently. Following this policy, the Company issued 70.0 billion yen of bonds in March 2004 and borrowed long-term funds amounting to 40.0 billion yen from financial institutions to secure stable long-term operating capital.

5.	Current Challenges

While Japan’s economy and securities markets are recovering steadily, the Nomura Group is facing a more competitive environment than ever before. In this environment, the Nomura Group will analyze the markets and customers, deal with diverse customer needs promptly and flexibly, and expand its field to global markets so that the Nomura Group can provide creative solutions to customers both at home and abroad and maximize our opportunities.

With regards to Domestic Retail, the Nomura Group will provide various high-quality financial services based on the specific needs of each customer and expand client assets. In addition, the Nomura Group will continue its efforts to stimulate the securities markets that are becoming more important for the revitalization of Japan by investor education programs and so forth.

Regarding Global Wholesale, as the financial results of Japanese companies recover, the Nomura Group will flexibly respond to changes in customer and market needs such as financing business, globally increasing M&A business and continuously expanding our corporate rehabilitation business. In April 2004, the Nomura Group reorganized Global Wholesale segment. It now consists of three business lines: Global Markets which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking in order to enhance specialty services and strengthen its global structure.

In Asset Management, the Nomura Group continues to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management by maintaining a strong sales support system and delivering new products to meet customer needs. In regards to the defined contribution pension plan business, the Nomura Group will enhance its offering of integrated services ranging from consulting for plan implementation and investment education to supply of products.

The Nomura Group is committed to strengthening its base in the securities businesses and increasing its own corporate value utilizing its combined strengths and making quick decisions in challenging the above subjects, as well as actively contributing to the development of the Japanese economy and the securities market.

6.	Results of Operations and Assets

(in billions of yen except per share data in yen)

	Year
Category	2000 (4/1/99 – 3/31/00)	2001 (4/1/00 – 3/31/01)	2002 (4/1/01 – 3/31/02)	2003 (4/1/02 – 3/31/03)	2004 (4/1/03 – 3/31/04)
Operating revenue	624.6	575.8	269.1	102.6	135.3
Commissions	443.1	299.7	110.5
Net gain on trading	145.6	232.2	88.0
Property and equipment revenue			30.1	60.9	63.0
Rent revenue			15.7	30.7	29.9
Royalty on trademark			2.6	5.1	6.9
Dividend from subsidiaries and affiliated companies				—	29.4
Ordinary income	303.3	244.1	68.1	10.7	39.4
Net income (loss)	144.1	131.5	(37.2)	(12.8)	33.3
Net income (loss) per share	73.44	67.01	(18.94)	(6.70)	17.19
Total Assets	11,718.4	12,204.9	2,023.9	2,121.1	2,469.7
Net Assets (Shareholders’ Equity)	1,367.3	1,526.6	1,441.6	1,342.0	1,367.0

Note 1 : On October 1, 2001, the corporate separation date, the Company implemented corporate separation and the Company became a holding company. The results from April 1, 1999 to March 31, 2001 shown in the above table were the Company’s securities business activities and the results for the fiscal year ended March 2002 include the revenue related to the securities businesses until the corporation separation date, which is, in effect one-half year of results.

Note 2 : This Business Report has been prepared in accordance with the revised Enforcement Regulations of Commercial Code pursuant to the provisions of Paragraph 2, Article 3 of the Supplement of the ministry ordinance regarding the Partial Amendments, to the Enforcement Regulations of Commercial Code (Ministry of Justice Ordinance, February 28, 2003, No.7).

Note 3 : Net income (loss) per share is calculated based on the average number of shares outstanding during the fiscal years up through the fiscal year ended March 31, 2001. From the year ended March 31, 2002, it is calculated by using the average number of shares outstanding less the average number of shares held as treasury stock by the Company. The Company adopted “ Accounting Standard for Earning per Share “ (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002 ) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) in the fiscal year ended March 31, 2003. Net loss per share for the fiscal year ended March 31, 2003 calculated under the previous method is 6.54 yen.

The fiscal year ended March 2000 (from April 1, 1999 to March 31, 2000)

During the fiscal year ended March 2000, the international capital markets were basically stable due in large part to the continued economic growth of the United States and recovering Asian economies. In Japan, the stock market rose steadily throughout the fiscal year ended March 2000 as expectations of a recovery from the country’s recession relieved investors’ anxieties. The government’s pursuit of a zero interest rate policy and other government programs intended to stimulate the economy has generated increased confidence in the country’s fiscal outlook. Since the summer of 1999, the performance of Japan’s stock market has closely correlated with the market activities in the United States, primarily because of the rise in the value of technology related stocks. The market has shown a clear tendency to be polarized into two groups, technology shares and non-technology shares. In contrast, the bond market in Japan became temporarily sluggish due to supply and demand imbalance concerns. Generally, bond prices moved within a “box range” because of government policies to control long-term interest rates, such as maintaining a near zero interest rate environment and diversifying the maturities of government bonds. Under such circumstances, the Company endeavored to offer high quality advice, information and services and posted ordinary income of 303.3 billion yen.

The fiscal year ended March 2001 (from April 1,2000 to March 31, 2001)

During the fiscal year ended March 2001, there was a modest recovery in the Japanese economy from the beginning of the fiscal year to the autumn of 2000 triggered by expanded capital investment, however, further stagnation occurred afterwards, reflecting slowdowns in the U.S. and Asian economies, as well as a slowdown in IT-related demands and investment. Japan’s stock markets continued their sluggish performance since the beginning of the fiscal year, however, the Nikkei Stock Average rallied slightly toward the end of March 2001, as prospects improved for Japan’s fundamental restructuring to solve its bad loan problems. The bond markets declined temporarily caused by the lifting of the zero-interest rate policy in August 2000, but recovered steadily afterwards. From February to March 2001, due to the reduction of the official discount rate to 0.25%, the bond futures market rallied and achieved an all-time high. Regarding trading activities, the Company built an organization which provided the most efficient order execution services in the country. The Company’s customer-based business was unified on a global basis, and the unification led to higher order matching opportunities, especially with orders from overseas customers. As a result of the foregoing, the Company’s ordinary income amounted to 244.1 billion yen.

The fiscal year ended March 2002 (from April 1,2001 to March 31, 2002)

On October 1, 2001, the corporate separation date, the Company implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company. Operating revenue for the fiscal year ended March 2002 amounted to 269.1 billion yen. From this operating revenue, commissions amounted to 110.5 billion yen and net gain on trading amounted to 88.0 billion yen as revenues related to the securities businesses before corporation separation. Property and equipment revenue amounted to 30.1 billion yen, rent revenue amounted to 15.7 billion yen, and royalty on trademark amounted to 2.6 billion yen as revenues earned from subsidiaries, such as Nomura Securities Co., Ltd. after corporate separation. Operating expenses for the fiscal year ended March 2002 was 209.7 billion yen. As a result, ordinary income amounted to 68.1 billion yen, but net loss was 37.2 billion yen after accounting for non-operating and other items, mainly losses on the devaluation of investment securities due to decline in the stock market.

The fiscal year ended March 2003 (from April 1,2002 to March 31, 2003)

Operating revenue for the fiscal year ended March 2003 amounted to 102.6 billion yen. Out of this operating revenue, property and equipment revenue amounted to 60.9 billion yen, rent revenue amounted to 30.7 billion yen, and royalty on trademark amounted to 5.1 billion yen.

Operating expense for the fiscal year ended March 2003 was 92.5 billion yen.

As a result, operating income was 10.0 billion yen and ordinary income amounted to 10.7 billion yen after non-operating income and non-operating expenses.

16.4 billion yen in gains on sales of investment securities was recorded as special profits. Special losses totaled 44.7 billion yen, including 33.4 billion yen in losses on the devaluation of investment securities due to the decline in the stock market.

As a result of the foregoing, loss before income taxes amounted to 17.5 billion yen and net loss was 12.8 billion yen after income taxes

The fiscal year ended March 2004 (from April 1,2003 to March 31, 2004)

Please see “1. Progress and Achievement of Business Activities” and “2. Results of Operations” above.

II.     Business Combinations (as of March 31, 2004)

1.	Progress and Achievement of the Nomura Group’s Business Activities (Consolidated financial information under US GAAP)

(1)	Summary

Japan’s economy continued to improve throughout the year, driven by strong international markets – in particular China’s – and domestic capital expenditure. Deflationary pressures on prices of goods and land values seem to be easing as well. The stock market has shown signs of recovery backed by strong economic recovery and corporate earnings, and the TOPIX was at a two-and-a-half-year high as of the end of March 2004. Currently, digital consumer products, China’s growing economy, and Japan’s emergence from deflationary trends, among other themes, have been the focus of attention in the stock market. Furthermore, from a demand and supply standpoint, foreign investors were a major driver in the period as net buyers to the tune of more than 10 trillion yen. The debt market, on the other hand, saw the yield on the benchmark 10-year JGB fall to 0.4% due to concerns over deflation at home and overseas. It subsequently rebounded and were back up to 1.2–1.6% from fall 2003 through the end of March 2004.

As a result of the foregoing, Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 803.1 billion yen for the year ended March 31, 2004, an increase of 42% from the prior year. Non-interest expenses were 520.4 billion yen for the year ended March 31, 2004, an increase of 0.3% from the prior year.

Income before income taxes was 282.7 billion yen for the year ended March 31, 2004, up 496.2% from the prior year. Net income was 172.3 billion yen for the year ended March 31, 2004, 43.7% above the prior year.

Total assets were 29.8 trillion yen at March 31, 2004, an increase of 8.6 trillion yen from March 31, 2003 and total shareholders’ equity increased by 143.4 billion yen from March 31, 2003 to 1,785.7 billion yen at March 31, 2004. Nomura’s return on equity was 10.1% for the year ended March 31, 2004.

(2)	Business Segments

a.	Operating Results of Domestic Retail

	Millions of yen
	Year ended March 31,
	2003	2004
Non-interest revenue	¥246,938	¥304,035
Net interest revenue	2,313	1,722

Net revenue	249,251	305,757
Non-interest expenses	213,562	226,213

Income before income taxes	¥35,689	¥79,544

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 23% from 249,251 million yen for the year ended March 31, 2003 to 305,757 million yen for the year ended March 31, 2004. Non-interest expenses increased by 6% from 213,562 million yen for the year ended March 31, 2003 to 226,213 million yen for the year ended March 31, 2004. As a result, Income before income taxes increased by 123% from 35,689 million yen for the year ended March 31, 2003 to 79,544 million yen for the year ended March 31, 2004.

b.	Operating Results of Global Wholesale

	Millions of yen
	Year ended March 31,
	2003	2004
Non-interest revenue	¥196,675	¥290,845
Net interest revenue	101,794	74,891

Net revenue	298,469	365,736
Non-interest expenses	207,436	227,227

Income before income taxes	¥91,033	¥138,509

Global Wholesale has made an effort to manage its business portfolio based on order-flow from global customers’ and trading in Fixed Income and Equity securities. Net revenue increased by 23% from 298,469 million yen for the year ended March 31, 2003 to 365,736 million yen for the year ended March 31, 2004. Non-interest expenses increased by 10% from 207,436 million yen for the year ended March 31, 2003 to 227,227 million yen for the year ended March 31, 2004. As a result, Income before income taxes increased by 52% from 91,033 million yen for the year ended March 31, 2003 to 138,509 million yen for the year ended March 31, 2004.

Fixed Income

Net revenue increased by 13% from 153,966 million yen for the year ended March 31, 2003 to 173,994 million yen for the year ended March 31, 2004, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 20% from 76,759 million yen for the year ended March 31, 2003 to 91,810 million yen for the year ended March 31, 2004. As a result, Income before income taxes increased by 6% from 77,207 million yen for the year ended March 31, 2003 to 82,184 million yen for the year ended March 31, 2004.

Equity

Net revenue increased by 34% from 82,025 million yen for the year ended March 31, 2003 to 110,153 million yen for the year ended March 31, 2004, mainly due to an increase in customers’ order-flow from block trading activities. Non-interest expenses increased by 9% from 65,675 million yen for the year ended March 31, 2003 to 71,494 million yen for the year ended March 31, 2004. As a result, Income before income taxes increased by 136% from 16,350 million yen for the year ended March 31, 2003 to 38,659 million yen for the year ended March 31, 2004.

Investment Banking

Net revenue for Investment Banking increased by 3% from 69,125 million yen for the year ended March 31, 2003 to 70,869 million yen for the year ended March 31, 2004, partly due to a revitalization in the equity capital markets. Non-interest expenses for Investment Banking decreased by 5% from 56,374 million yen for the year ended March 31, 2003 to 53,703 million yen for the year ended March 31, 2004. As a result, Income before income taxes increased by 35% from 12,751 million yen for the year ended March 31, 2003 to 17,166 million yen for the year ended March 31, 2004.

Merchant Banking

Net loss for Merchant Banking was 6,647 million yen for the year ended March 31, 2003 and Net revenue for Merchant Banking was 10,720 million yen for the year ended March 31, 2004, mainly due to realizing gains on the sale of Merchant Banking transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 18% from 8,628 million yen for the year ended March 31, 2003 to 10,220 million yen for the year ended March 31, 2004. As a result, Loss before income taxes was 15,275 million yen for the year ended March 31, 2003 and Income before income taxes was 500 million yen for the year ended March 31, 2004.

c.	Operating Results of Asset Management

	Millions of yen
	Year ended March 31,
	2003	2004
Non-interest revenue	¥34,828	¥34,300
Net interest revenue	2,232	1,657

Net revenue	37,060	35,957
Non-interest expenses	33,866	37,004

Income (loss) before income taxes	¥3,194	¥(1,047)

Net revenue decreased by 3% from 37,060 million yen for the year ended March 31, 2003 to 35,957 million yen for the year ended March 31, 2004, mainly due to a decrease in asset management and portfolio service fees resulting from declines in the outstanding balances of bond investment trusts. Non-interest expenses increased by 9% from 33,866 million yen for the year ended March 31, 2003 to 37,004 million yen for the year ended March 31, 2004, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was 3,194 million yen for the year ended March 31, 2003 and loss before income taxes was 1,047 million yen for the year ended March 31, 2004.

d.	Other Operating Results

Other operating results include gains (losses) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes was 40,705 million yen for the year ended March 31, 2003 and Income before income taxes was 8,499 million yen for the year ended March 31, 2004.

(3)	Financial Position

Total assets at March 31, 2004 were 29.8 trillion yen, an increase of 8.6 trillion yen from March 31, 2003, reflecting an increase in trading-related assets*. Total liabilities at March 31, 2004 were 28.0 trillion yen, an increase of 8.4 trillion yen from March 31, 2003, reflecting an increase in trading-related liabilities*.

*	Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

2.	Status of Major Subsidiaries

Name of Company	Location	Capital ( in millions )		Company’s Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking & Trust
Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management & Investment Advice
Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan		¥5,600	100%	Defined Contribution Pension Administration
Nomura Principal Finance Co., Ltd.	Tokyo, Japan		¥8,935	100%	Investment & Financial
Nomura Babcock and Brown Co., Ltd.	Tokyo, Japan		¥1,000	100%	Leasing
Nomura Capital Investment Co., Ltd.	Tokyo, Japan		¥1,000	100%	Financial
Nomura Investor Relations Co., Ltd.	Tokyo, Japan		¥400	100%	Consulting
Nomura Research & Advisory Co., Ltd.	Tokyo, Japan		¥400	100%	Venture Capital Partnerships Management & Administration
Nomura Business Services Co., Ltd.	Tokyo, Japan		¥300	100%	Office Work Service
Nomura Holding America Inc.	New York, U.S.	US$	2,816.88	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	750	100%*	Securities
Nomura Asset Capital Corporation	New York, U.S.	US$	630.2	100%*	Mortgage
The Capital Company of America, LLC	New York, U.S.	US$	935.19	100%*	Mortgage
Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda	US$	202.09	100%*	Securities
Nomura Derivative Products Inc.	New York, U.S.	US$	300	100%*	Financial
Nomura Europe Holdings plc	London, U.K.		¥164,921	100%	Holding Company
Nomura International plc	London, U.K.		£668.62	100%*	Securities
Nomura Bank International plc	London, U.K.		£170	100%*	Financial
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100%*	Securities/Financial
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	74.14	100%*	Securities/Financial
Banque Nomura France	Paris, France	Euro	22.88	100%*	Securities/Financial
Nomura Global Funding plc	London, U.K.		¥22,119	100%	Financial
Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	56.53	100%*	Financial

Name of Company	Location	Capital ( in millions )		Company’s Percentage of Voting Right		Type of Business
Nomura Principal Investment plc	London, U.K.		£401.82	100%		Investment Company
Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥45,922	100%		Holding Company
Nomura International (Hong Kong) Limited	Hong Kong		¥23,998	100	%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	103	100	%*	Securities/Financial
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain	US$	25	100	%*	Securities/Financial

Note 1:	“Capital” is stated in the functional currency of each subsidiary. Percentages with “*” in the “Company’s Percentage of Voting Right” column include voting rights from indirect holding shares.

Note 2:	The total number of subsidiaries as of March 31, 2004 was 467, mainly as a result of an increase of subsidiaries of Nomura Principal Finance Co., Ltd. Of these subsidiaries, 335 subsidiaries principally from Nomura Babcock and Brown Co., Ltd.(“NBB”) which operate in the leasing business primarily as anonymous associations, were precluded from the scope of consolidation, mainly because NBB did not benefit from or was not liable for the assets owned and profits and losses generated by these associations. The total number of consolidated subsidiaries and variable interest entities was 133 as of March 31, 2004. The total number of affiliates being applied the equity method of accounting was 13 as of March 31, 2004.

Note 3:	The Nomura Fundnet Securities Co., Ltd. implemented corporate separation, transferred its securities business to Nomura Securities Co., Ltd. and changed its name to Nomura Pension Support & Service Co., Ltd. in December 2003. Nomura Pension Support & Service Co., Ltd. merged with Nomura DC Planning Co., Ltd. and Nomura Human Capital Solutions Co., Ltd. to consolidate Nomura’s pension-related services in January 2004.

3.	Condensed Consolidated Financial Information ( U.S. GAAP)

(1)	Condensed Consolidated Income Statement Information

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2004
Revenue:
Commissions	141,640	210,216
Fees from investment banking	81,847	86,994
Asset management and portfolio service fees	79,290	66,193
Net gain on trading	172,308	229,042
Interest and dividends	401,924	396,870
(Loss) gain on investments in equity securities	(41,288)	55,888
(Loss) gain on private equity investments	(14,391)	13,138
Other	19,589	41,205

Total revenue	840,919	1,099,546

Interest expense	274,645	296,443

Net revenue	566,274	803,103

Non-interest expenses	518,865	520,427

Income before income taxes	47,409	282,676

Income tax expense	37,295	110,347

Income before cumulative effect of accounting change	10,114	172,329

Cumulative effect of accounting change	109,799	—

Net income	119,913	172,329

( Per share data )		(Yen	)

	For the year ended March 31, 2003	For the year ended March 31, 2004
Diluted net income per share	61.26	88.82

(2)	Condensed Consolidated Balance Sheet Information

(Millions of yen)

	March 31, 2003	March 31, 2004
Assets
Cash and cash deposits	955,509	930,637
Loans and receivables	13,100,242	19,128,028
Trading assets and private equity investments	5,926,700	8,609,096
Other assets	1,186,995	1,085,205

Total assets	21,169,446	29,752,966

Liabilities and shareholders’ equity
Short-term borrowings	1,183,535	3,024,341
Payables and deposits	11,773,794	16,164,637
Trading liabilities	3,888,720	5,976,966
Long-term borrowings	2,269,370	2,385,469
Other liabilities	411,699	415,865

Total liabilities	19,527,118	27,967,278

Total shareholders’ equity	1,642,328	1,785,688

Total liabilities and shareholders’ equity	21,169,446	29,752,966

( Per share data )		(Yen	)

	March 31, 2003	March 31, 2004
Book value per share	846.40	919.67

Note 1:	The Company listed its American Depositary Shares (“ADS”) on the New York Stock Exchange in December 2001 and the consolidated financial information has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America.

Note 2:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

III.	Overview of the Company (as of March 31, 2004)

1.	Major Business Activities

The Company engages in controlling and managing the business activities of its subsidiaries by holding equity in subsidiaries which provide investment and financial services in their core securities businesses.

2.	Offices

Head office : 9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

3.	Common Stocks

(1)	Total Number of Authorized Shares:	6,000,000,000
(2)	Total Number of Issued Shares:	1,965,919,860
(3)	Number of Shareholders:	196,734
(4)	Major Shareholders (Top 10)

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right		Amount of Investment in the Shareholder
	(in thousand shares)	(%)	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	132,111	6.84	—	—

The Master Trust Bank of Japan, Ltd. (Trust Account)	105,484	5.46	—	—

State Street Bank and Trust Company	96,112	4.98	—	—

The Chase Manhattan Bank N.A. London	63,175	3.27	—	—

Depositary Nominees Inc.	42,565	2.20	—	—

The Chase Manhattan Bank N.A. London S.L. Omnibus Account	31,290	1.62	—	—

The Chase Manhattan Bank 385036	30,147	1.56	—	—

Nippon Life Insurance Company	24,818	1.28	—	—

Mellon Bank Treaty Clients Omnibus	23,893	1.23	—	—

Investors Bank West Treaty	22,267	1.15	—	—

Note:	The Company has 23,508 thousand shares of treasury stock as of March 31, 2004 which is not included in the Major Shareholders list above.

4.	Acquisition, disposal and holding of treasury stock

(1)	Acquisition

Common stock	3,393,341 shares

Total acquisition amount	4,083,872 thousand yen

(2) Disposal

Common stock	4,685,867 shares

Total disposal amount	6,220,126 thousand yen

(3) Balance at end of year

Common stock	23,508,413 shares

5.	Employees

		Number of Employees (Comparison with previous term)	Average Age (years / months)	Average Number of Years of Employment (years / months)
Type of Employee	Professional	26 ( +5)	44 / 8	1 / 0
	Clerical	4 ( +2)	42 / 10	1 / 1
	Contract Staff	1 ( -)	32 / 8	0 / 6
	Total	31 ( +7)	44 / 1	1 / 0

6.	Major Lenders

Lender	Type of Loan	Loan Amount	Number and Voting Right Percentage of Company’s Shares, which the Lender Owns
		(Millions of yen)	(in thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	Long-term loan	70,000	—	—
The Bank of Tokyo-Mitsubishi, Limited	Long-term loan	70,000	—	—
UFJ Bank Limited	Long-term loan	55,000	—	—
Mizuho Corporate Bank, Ltd.	Long-term loan	50,000	—	—
Resona Bank Ltd.	Long-term loan	30,000	—	—
UFJ Trust Bank Limited	Long-term loan	15,000	2	0.00
The Norinchukin Bank	Long-term loan	20,000	1,650	0.08
The Dai-ichi Mutual Life Insurance Company	Long-term loan	60,000	13,184	0.68
Nippon Life Insurance Company	Long-term loan	30,000	24,818	1.28
Meiji Yasuda Life Insurance Company	Long-term loan	23,000	—	—
Nomura Europe Finance N.V.	Short-term loan	275,000	—	—

7.	Directors and Executive Officers

The Company adopted the Committee System on June 26, 2003.

(1)	Directors

Position	Name	Responsibilities
Chairman of the Board	Junichi Ujiie
Director	Nobuyuki Koga
Director	Hiroshi Toda
Director	Kazutoshi Inano
Director	Takashi Fujita	Audit Mission Director
Director	Shozo Kumano	Audit Mission Director
Director	Masaharu Shibata	Chairman & CEO of NGK Insulators, Ltd.
Director	Hideaki Kubori	Chairman of Hibiya Park Law Offices
Director	Haruo Tsuji	Corporate Advisor of Sharp Corporation
Director	Fumihide Nomura	President of Nomura Shokusan Co., Ltd.
Director	Koji Tajika	Certified Public Accountant

Note 1:	Among the directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika are the outside directors, as prescribed by Article 188 Paragraph 2 item 7-2 of the Commercial Code of Japan.

Note 2:	The Committee System of the Company is as follows:

Nomination Committee
Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori
Audit Committee
Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika
Compensation Committee
Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

(2)	Executive Officers

Position	Name	Responsibilities
Senior Managing Director	Junichi Ujiie

President and Chief Executive Officer (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer

Deputy President and Chief Operating Officer (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer

Deputy President and Co-Chief Operating Officer (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer and Head of Asset Management

Senior Managing Director	Takashi Tsutsui

Senior Managing Director	Takashi Yanagiya	Head of Domestic Retail

Senior Managing Director	Kenichi Watanabe	Head of Global Risk Management, IR and IT & Operations

Senior Managing Director	Takumi Shibata	Head of Global Wholesale

Senior Managing Director	Hiromi Yamaji	Regional Management of Europe Region

Senior Managing Director	Manabu Matsumoto

Senior Managing Director	Yoshifumi Kawabata	Head of Global Merchant Banking

Senior Managing Director	Shogo Sakaguchi

Senior Managing Director	Masanori Itatani	Head of Global Corporate Communications (In charge of General Affairs Dept. and Secretariat)

Senior Managing Director	Yoshimitsu Oura

Senior Managing Director	Yusuke Yamada

Senior Managing Director	Hitoshi Tada

Senior Managing Director	Kenichi Fukuhara	Head of Global Research

Senior Managing Director	Yasuo Agemura	Head of Global Fixed Income

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region

Senior Managing Director	Hiroshi Tanaka	Head of Global Equity

Senior Managing Director	Noriyuki Ushiyama	Head of Global Investment Banking

Senior Managing Director	Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region

Senior Managing Director	Yasuo Yoshihara	(In charge of Ethics & Discipline Dept.)

Position	Name	Responsibilities
Senior Managing Director	Akira Maruyama	Chief Financial Officer, Head of Global Treasury and Controller (In charge of Tax Management Dept.)

Senior Managing Director	Kamezo Nakai

Senior Managing Director	Akio Nakaniwa

Senior Managing Director	Takahide Mizuno

Note 1:	Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, and Kazutoshi Inano are serving concurrently as directors.

Note 2:	Kenichi Fukuhara and Akio Nakaniwa, who were Senior Managing Directors, resigned on March 31, 2004.

Note 3:	Changes in executive officers on and after April 1, 2004 are as follows.

Newly named executive officers, effective April 1, 2004: Atsushi Yoshikawa, Akihiko Nakamura, Akihito Watanabe, Tetsu Ozaki, Shigesuke Kashiwagi, Yugo Ishida

Note 4:	Changes with posts of executive officers on and after April 1, 2004 are as follows.

(as of April 1, 2004)

Takashi Yanagiya	Head of Global Wholesale

Kenichi Watanabe	Head of Domestic Retail

Takumi Shibata	Head of Corporate

Masanori Itatani	Head of Internal Audit

Yasuo Agemura	Head of Global Markets

Hiroshi Tanaka	Head of Global Corporate Communications (In charge of General Affairs Dept. and Secretariat)

Yasuo Yoshihara	(In charge of Ethics & Discipline Dept. and Managing Director of Ethics & Discipline Dept.)

Akira Maruyama	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR (In charge of Tax Management Dept.)

Akihiko Nakamura	Head of Global IT & Operations

Akihito Watanabe	Head of Global Research

Tetsu Ozaki	Head of Global Equity

Shigesuke Kashiwagi	Head of Global Fixed Income

Yugo Ishida	Co-Regional Management of Europe Region

8.	Stock Acquisition Rights

Stock acquisition rights currently issued

(1)	Subscription warrants pursuant to the provisions of Paragraph 1, Article 280-19 of the Commercial Code of Japan (before revision)

Subscription warrant—Bond with Subscription Warrant No.1

Subscription rights outstanding	2,625 million yen

Type of share	Common stock

Issue price of stock	2,305 yen

(2)	Stock acquisition rights pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan

Stock Acquisition Rights No. 1

Number of stock acquisition rights	2,210

Type of share and number of shares	Common stock / 2,210,000 shares

Issue price of stock	1,807 yen

Stock Acquisition Rights No. 2

Number of stock acquisition rights	2,242

Type of share and number of shares	Common stock / 2, 242,000 shares

Issue price of stock	1, 631 yen

Details of stock acquisition rights issued with especially favorable terms to persons other than shareholders during the year ended March 31, 2004

Stock Acquisition Rights No. 2

(1)	Number of the stock acquisition rights issued

2, 252 (1,000 shares per stock acquisition right)

(2)	Type and number of shares under stock acquisition rights

Common stock / 2,252,000 shares

(3)	Issue price of stock acquisition right

0 yen

(4)	Amount to be paid upon exercising the stock acquisition right

1, 631,000 yen

(5)	Exercise period of stock acquisition rights

From July 1, 2005 to June 30, 2010

(6)	Conditions to exercise stock acquisition rights

1.	Not to be partial exercise of one stock acquisition right

2.	For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such a position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

iii)	Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7)	Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8)	Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, senior managing directors, and employees of the Company and its subsidiaries. The fair value of the stock acquisition right is 0.51 million yen per right.

(9)	Name of persons who received allotments and the number of stock acquisition rights

1)	Directors of the Company

Name	Number	Name	Number	Name	Number
Takashi Fujita	10	Hideaki Kubori	10	Koji Tajika	10
Shozo Kumano	10	Haruo Tsuji	10
Masaharu Shibata	10	Fumihide Nomura	10

				Total 7	70

2) Executive Officers of the Company

Name	Number	Name	Number	Name	Number
Junichi Ujiie	60	Manabu Matsumoto	20	Hideyuki Takahashi	15
Nobuyuki Koga	80	Yoshifumi Kawabata	20	Hiroshi Tanaka	15
Hiroshi Toda	40	Shogo Sakaguchi	20	Noriyuki Ushiyama	15
Kazutoshi Inano	40	Masanori Itatani	20	Noriyasu Yoshizawa	15
Takashi Tsutsui	30	Yoshimitsu Oura	20	Yasuo Yoshihara	15
Takashi Yanagiya	30	Yusuke Yamada	20	Akira Maruyama	15
Kenichi Watanabe	30	Hitoshi Tada	20	Kamezo Nakai	15
Takumi Shibata	30	Kenichi Fukuhara	15	Akio Nakaniwa	15
Hiromi Yamaji	20	Yasuo Agemura	15	Takahide Mizuno	15

				Total 27	665

3)	Certain Employees and Others (Top 19)

Company	Name	Number	Company	Name	Number
Nomura Asset Management Co., Ltd.	Toshio Ando	20	Nomura Securities Co., Ltd.	Masanori Nishimatsu	15
Nomura Securities Co., Ltd.	Kenichi Yunoki	15	Nomura Securities Co., Ltd.	Toshio Hirota	15
Nomura Securities Co., Ltd.	Atsushi Yoshikawa	15	Nomura Securities Co., Ltd.	Koji Nagai	15
Nomura Securities Co., Ltd.	Nobuto Nakahari	15	The Nomura Trust & Banking Co., Ltd.	Nobuyuki Shigemune	15
Nomura Securities Co., Ltd.	Akihiko Nakamura	15	Nomura Investor Relations Co., Ltd.	Akira Tsuda	15
Nomura Securities Co., Ltd.	Yuki Takahashi	15	Nomura Investor Relations Co., Ltd.	Masaharu Koike	15
Nomura Securities Co., Ltd.	Kazuo Okizaki	15	Nomura Business Services Co., Ltd.	Yasuo Kawamoto	15
Nomura Securities Co., Ltd.	Isao Shirai	15	The Nomura Fundnet Securities Co., Ltd	Osamu Muramatsu	15
Nomura Securities Co., Ltd.	Kenichi Shinbashi	15	Nomura Funds Research and Technologies Co., Ltd.	Yusaku Sakaguchi	15
Nomura Securities Co., Ltd.	Shigeyuki Kurokawa	15

				Total 19	290

4)	Certain Employees and Others, who received equal or more stock acquisition rights compared to the minimum amount (10 allotments: 10,000 shares) allotted to Directors and Executive Officers of the Company, except those listed on 3)

Name of Subsidiary	Name	Number	Name of Subsidiary	Name	Number
Nomura Asset Management Co., Ltd.	Yukio Suzuki	12	Nomura Securities Co., Ltd.	Shigeru Hirota	10
Nomura BlackRock Asset Management Co., Ltd.	Haruo Miyako	12	Nomura Securities Co., Ltd.	Eiichi Machida	10
Nomura Investor Relations Co., Ltd.	Keiji Inoue	12	The Nomura Trust & Banking Co., Ltd.	Makoto Sonobe	10
Nomura Securities Co., Ltd.	Yasuaki Fukui	10	Nomura Babcock & Brown Co., Ltd.	Masatake Aida	10

				Total 8	86

5)	Stock acquisition rights Issued to Certain Employees and Others

	Number of person	Number of rights
Employee of the Company	1	3
Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	41	471
Audit Committee Members of the Company’s Subsidiaries	4	22
Employees of the Company’s Subsidiaries	373	1,021

Note: The name of the companies are those as at the date of allotment (July 22, 2003).

9.	Matters to be Necessary for the Performance of Functions of the Audit Committee

The resolution of the Board of Directors regarding the performance of functions of the Audit Committee is as follows:

A.	Matters regarding the Business Execution Structure

(1)	Executive officers shall execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Decision-making for matters that are delegated to executive officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	The Board of the Executive Officers: Allocation of capital resources in the Nomura Group;

(b)	The Executive Management Board: Material matters regarding the Nomura Group; and

(c)	Collective decision-making system: Matters other than (a) and (b)

(3)	Executive officers shall focus on Business Lines, Business Support Lines and other divisions to establish the appropriate organizations of the Nomura Group and effectively manage such organizations.

B.	Matters regarding the Audit System

(1)	The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by executive officers by use of the independent auditor, other accounting firms and internal staff.

(2)	In order to support audit by the Audit Committee and supervise effectively the business execution by the Board of Directors, directors appointed by the Board of Directors (hereinafter referred to as “Audit Mission Directors”) shall perform the following duties in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee:

(a)	attendance at meetings of the Board of Executive Officers, the Executive Management Board, the Internal Controls Committee and any other important committees;

(b)	hearing of report on the business execution from executive officers and employees;

(c)	inspection and investigation of minutes of the meetings prescribed in item (a) above, documents circulated for obtaining approval and other documents relating to the business execution;

(d)	inspection of the Company or its subsidiaries (including its consolidated subsidiaries); and

(e)	report to the Audit Committee on matters prescribed in items from (a) to (d) above; provided, however, that the Audit Mission Directors shall not be precluded from reporting to the Board of Directors.

(3)	The Company shall staff five or more employees, including a Managing Director at the Office of Audit Committee who will be dedicated to supporting the audit.

(4)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(5)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisers as deemed to be necessary.

C.	Reporting System on the Business Execution

(1)	Executive officers shall report on the status of the business execution in accordance with the following items; provided, however, that they shall immediately report material matters to the Board of Directors or any other appropriate committees.

(a)	Executive officers shall report, not less frequently than quarterly, the following items to the Board of Directors. In this case, the executive officers may delegate such reports to other executive officers:

i)	the status of discussion at meetings of the Board of Executive Officers, the Executive Management Board and the Internal Controls Committee;

ii)	the financial condition of the Nomura Group;

iii)	the status of the business execution at Business Lines; and

iv)	any other important matters regarding the business execution.

(b)	In the event that directors and executive officers find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of the Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause the Nomura Group to incur a great loss.

(2)	In the event that executive officers or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

D.	Retention and Maintenance of Information regarding the Business Execution

Executive officers shall retain the following documents (including their electronic records. The same applies hereinafter.) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary:

(1)	minutes of the General Shareholders’ Meetings;

(2)	minutes of the Board of Directors meetings;

(3)	minutes of the Nomination, Audit and Compensation Committees meetings;

(4)	minutes of the Board of Executive Officers meetings;

(5)	minutes of the Executive Management Board meetings;

(6)	minutes of the Internal Controls Committees meetings;

(7)	minutes of meetings of any other committees established under a special mission directed by the President & CEO;

(8)	documents regarding requests for managerial decisions;

(9)	contracts;

(10)	accounting records, balance sheets, earning statements, business reports and their annexed specifications; and

(11)	copies of the documents submitted to the tax office and other regulatory authorities and stock exchanges.

E.	Risk Management Policy

(1)	Executive officers shall acknowledge the importance of classification, evaluation, monitoring and management of the following risks relating to the execution of the Nomura Group’s business and establish the structure for control and management of such risks at each company of the Nomura Group.

(a)	Market Risk

Market risk refers to the potential loss of the Company’s assets resulting from changes in market prices, interest rates, currency exchange rates or other market factors.

(b)	Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment when the Company has a claim to the counterparty or holds the securities issued by the issuer.

(c)	Event Risk

Event risk refers to the potential loss in value that the Company may suffer through unpredictable events that cause unexpected market price moves. Event risks can be caused by changes in political or economic factors.

(d)	Liquidity Risk

Liquidity risk refers to the following:

i) the potential loss that the Company may suffer through reduced access to funding resources or circumstances that would oblige the Company to finance at unusually high interest rates upon decreases of the performance of the Company and others; and

ii) the potential loss that the Company may suffer through failure to trade in a market or circumstances that would oblige the Company to trade at unusually disadvantageous prices upon market disruption and others.

(e)	Operational Risk

Operational risk refers to the potential costs associated with failure to process the business properly or other errors or improper actions by officers and employees or malfunction of the system management.

(f)	Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract.

(2)	Executive officers shall report to the Executive Management Board the status of risk management system’s at each company within the Nomura Group. The Executive Management Board shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

F.	Compliance System

(1)	Executive officers shall strive to maintain compliance systems at each company within the Nomura Group. Executive officers shall report to any member of the Audit Committee or any Audit Mission Director, and to the Executive Management Board in the event that the executive officers find any material illegal activities or other important matters regarding compliance at a company within the Nomura Group. The Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

(2)	Executive officers shall establish a “Compliance Hotline” as a tool that employees can use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors (the “Information Recipients”).

(3)	The Board of Directors shall appoint (i) at least one non-executive director of the Company or outside lawyer; and (ii) one executive officer of the Company as Information Recipients.

(4)	The executive officer, as an Information Recipient, shall designate personnel in each of America, Europe and Asia & Oceania Region who will receive internal reporting from the relevant employees (the “Regional Information Recipients”). The executive officer as an Information Recipient shall receive reports from the Regional Information Recipients on material internal reporting and the responses.

(5)	The Company shall permit anonymous submission, in writing, from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(6)	The Information Recipients shall report to the Internal Controls Committee, not less frequently than quarterly, the status of operations of the Compliance Hotline; provided, however, that the Information Recipients or Regional Information Recipients shall immediately report to the Audit Committee on material matters that may violate laws and regulations.

(7)	The Company shall have its consolidated private investees in the Merchant Banking business (the “Private Investees”) establish whistle-blowing procedures. The Company shall establish an appropriate structure under which information recipients in each of the Private Investees will immediately report to the Audit Committee, through the executive officer as an Information Recipient, on material matters that may violate laws and regulations.

(8)	In the event that the Audit Committee recognizes problems in the operation of the Compliance Hotline, the Audit Committee may express its opinion and request the executive officers to take steps to improve the Compliance Hotline.

G.	Internal Audit System

(1)	Executive officers shall establish an internal audit division and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall discuss basic matters concerning internal control and procedures at each company within the Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(3)	Executive officers shall report the following items to the Internal Controls Committee:

(a) executive officers shall report on the annual internal audit plan of the Nomura Group not less frequently than annually; and

(b) executive officers shall report on the status of internal audit in the Nomura Group and its results not less frequently than quarterly.

(4)	Any member of the Audit Committee may recommend that executive officers (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

H.	Audit of Financial Reports and Statements

(1)	The Audit Committee has the following powers regarding the appointment of an independent auditor and other accounting firms that audit financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission):

(a)	determining particulars of proposals concerning the election and dismissal of the independent auditor and the non-retention of the independent auditor to be submitted to a General Meeting of Shareholders; and

(b)	determining particulars of proposals concerning the election and dismissal of other accounting firms to be submitted to the Board of Directors or the Executive Management Board.

(2)	The Audit Committee shall approve the annual audit plan of the independent auditor and other accounting firms (including key audit items and staffing).

(3)	The Audit Committee shall audit other matters than those relating to financial reports and their annexed specifications and accounting in financial statements in accordance with laws and regulations and procedures established by the Audit Committee.

(4)	The Audit Committee shall hear the report from the independent auditor and other accounting firms on the audit reports on matters relating to financial reports and their annexed specifications and accounting in financial statements through financial reports and statements (including disagreements between executive officers and such auditor or accounting firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(5)	The Audit Committee may request executive officers, the independent auditor or other accounting firms that audit financial statements to explain about important financial problems regarding preparing financial reports and their annexed specifications and financial statements (including matters concerning election or application of critical accounting policies and internal control and procedures regarding financial reporting).

10.	Compensation Committee’s Policies about Directors and Executive Officers’ Compensation

The Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial institution”. As a management target to indicate increase of shareholders’ value, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term.

Our fundamental policy in the Nomura Group’s directors and executive officers’ compensations (Executive Compensation”) are,

i)	to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivate them toward achievement of their respective goals and thereby maximize their performance, and

ii)	to introduce equity based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and stock bonus.

(1)	Base Salary

Base salary for each of directors and executive officers is calculated by aggregating the following amounts.

i)	Amount reflecting his/her career

ii)	Amount reflecting his/her post and responsibilities

iii)	Amount reflecting previous year’s consolidated ROE (Note)

(2)	Cash Bonus

In determining cash bonus payable to each of directors or executive officers, we consider both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated return on equity (ROE) and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established goals of individuals and subjective assessments of individual contribution. Aggregated cash bonus amount of directors and executive officers of Nomura Group does not exceed 3% of the consolidated net income of Nomura.

(3) Stock Bonus

In determining the stock bonus payable to each of directors or executive officers, we consider factors not only such factors as consolidated net income or consolidated ROE but also such as proportion of cash bonus, stock bonus and base salary and costs and effects in awarding such bonus.

Note:	In calculating the amount of the base salary based on previous years ROE, we refer to the table below.

Consolidated ROE (x)	X<0%	0%≤ X <5%	5%≤ X≤ 10%	10%< X≤ 15%	15%<X

Amount	0	Y * 1/3	Y * 2/3	Standard Amount (Y)	Y * 4/3

11.	Bonuses and other compensation paid to Directors, Statutory Auditors, and Executive Officers

The Company has adopted the Committee System following the resolution at the General Meeting of Shareholders held on June 26, 2003. On the same day, at the meeting of the Board of Directors after the conclusion of the General Meeting of Shareholders, executive officers were appointed. Consequently the bonuses and compensation paid to the directors, etc. are described in two periods; prior to and after the adoption of the Committee System.

(1)	Compensation paid to Directors and Statutory Auditors

(Amount in Millions of yen)

	Directors		Statutory Auditors		Total		Notes
	Number	Amount	Number	Amount	Number	Amount
Compensation based on Articles of Incorporation or resolution at the General Meeting of Shareholders	10	212	4	67	14	280	2,3
Bonuses appropriated from retained earnings	11	310	—	—	11	310	4
Retirement bonus upon resolution at the General Meeting of Shareholders	—	—	4	103	4	103	5

Total		523		170		693

(Notes)	1.	This table shows the compensation on period prior to the adoption of the Committee System.
	2.	The amount falls within the compensation limit set by resolution at the General Meeting of Shareholders held on June 29, 2000.
	3.	Non-cash compensation of 1 million yen is included in the amount paid to Directors.
	4.	A Director who retired on March 31, 2003 is included in the number of Directors.
	5.	The amount has been accrued as an allowance in the year ended March 2002; no expense occurred in the year ended March 2004.

(2)	Compensation paid to Directors and Executive Officers

(Amount in Millions of yen)

	Directors		Executive Officers		Total
	Number	Amount	Number	Amount	Number	Amount
Fixed amount based on resolution of Compensation Committee	7	181	27	1,212	34	1,394
Non-cash compensation based on resolution of Compensation Committee	2	0	5	12	7	12

Total		181		1,224		1,406

(Notes)	1.	This table shows the compensation on period after the adoption of the Committee System.
	2.	There were 11 Directors and 27 Executive Officers as of March 31, 2004. Four Directors are serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers.

IV.     Subsequent Events

There are no material subsequent events.

Note:	Amounts and numbers of shares presented in this Business Report have been truncated except “II. Business Combinations”, which have been rounded off.

Non-Consolidated Balance Sheet ( As of March 31, 2004)

(Millions of yen)

ASSETS		LIABILITIES
Current Assets	792,874	Current Liabilities	469,835
Cash and time deposits	1,973	Short-term borrowings	276,000
Short-term loans receivable	708,516	Bond with maturity of less than one year	2,631
Deferred tax assets	1,957	Cash collateral received	107,838
Other current assets	80,428	Accrued income taxes	63,304
Allowance for doubtful accounts	(1)	Other current liabilities	20,061
		Long-term Liabilities	632,878
Fixed Assets	1,676,844	Bonds payable	190,000
Tangible fixed assets	40,512	Long-term borrowings	439,500
Buildings	14,406	Other long-term liabilities	3,378
Furniture & fixtures	17,266
Land	8,839	TOTAL LIABILITIES	1,102,713

		SHAREHOLDERS’ EQUITY
Intangible assets	68,861
Software	68,860	Common stock	182,799
Others	0	Capital reserves	114,311
		Additional paid-in capital	112,504
Investments and others	1,567,470	Other capital reserves	1,807
Investment securitries	217,246	Premium over acquisition cost of Treasury stock sold	1,807
Investment in subsidiaries and affiliates	1,060,535	Earned surplus	1,055,308
Long-term loans receivable	173,178	Earned surplus reserve	81,858
Long-term guarantee deposits	51,718	Voluntary reserve	950,038
Deferred tax assets	41,313	Reserve for specified fixed assets	38
Other investments	23,512	General reserve	950,000
Allowance for doubtful accounts	(34)	Unappropriated retained earnings	23,412
		Net unrealized gain on investments	45,859
		Treasury stock	(31,273)
		TOTAL SHAREHOLDERS’ EQUITY	1,367,005
TOTAL ASSETS	2,469,719	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,469,719

Non-Consolidated Statement of Income (April 1, 2003 – March 31, 2004)

(Millions of yen)

	Fiscal Year Ended March 31,2004
Operating revenue		135,341
Property and equipment revenue	63,006
Rent revenue	29,971
Royalty on trademark	6,998
Dividend from subsidiaries and affiliated companies	29,450
Other	5,914
Operating expenses		95,895
Compensation and benefits	1,650
Rental and maintenance	34,302
Data processing and office supplies	20,567
Depreciation and amortization	26,480
Other	8,417
Interest expenses	4,476

Operating income		39,446

Non-operating income		2,644
Non-operating expenses		2,642

Ordinary income		39,448

Special profits		5,773
Profit on sales of investment securities	5,095
Reversal of allowance for doubtful accounts	678
Special losses		5,067
Loss on sales of investment securities	1,926
Mark-down on investment securities	1,721
Mark-down on investment in subsidiaries	1,419

Profit before income taxes		40,155

Income taxes—current		1,859
Income taxes—deferred		4,920

Net profit		33,374

Unappropriated retained earnings brought forward		4,606

Interim dividend		14,569

Unappropriated retained earnings		23,412

Notes:

The yen amounts shown therein have been truncated at millions.

[Significant Accounting Policies]

1.	Bases and methods of valuation for securities

(1) Other securities

(i) Securities with market value	Recorded at market value. The difference between the cost using the moving average method or amortized cost and market value is recorded as “net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

(ii) Securities without market value	Recorded at cost using the moving average method or amortized cost.

(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2.	Depreciation/amortization method of fixed assets

Tangible fixed assets:	The declining balance method applies except for buildings acquired on or after April 1, 1998 (excluding building fixtures) to which the straight line method is applied.

Intangible fixed assets and other investments:	The straight line method applies. Software is amortized over the estimated useful lives to the Company.

3.	Translation of assets and liabilities denominated in foreign currencies into yen

Foreign currency assets and liabilities are translated at exchange rates in effect at the respective period ends and the resulting translation gains or losses are currently credited or charged to income.

4.	Allowance for doubtful accounts

To provide mainly for bad loans, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectible amount calculated using its historical credit loss ratios or a reasonable estimate based on the financial evaluation of individual borrowers.

5.	Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

6.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

7.	Hedging activities

Hedge accounting is applied to the hedging instruments to hedge the interest rate risk on bonds that the Company issued. The mark-to-market profits and losses on the hedging instruments are principally deferred as assets or liabilities until the profit or loss on the hedged item is recognized in the statement of income.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company adopted the consolidated tax return system.

[Notes to the Balance Sheet]

10.	Short-term receivables from subsidiaries: 790,077 million yen

Short-term payables to subsidiaries:                                385,755 million yen

Long-term receivables from subsidiaries:                        173,147 million yen

11.	Accumulated depreciation on tangible fixed assets: 64,439 million yen

12.	In addition to the fixed assets on the balance sheet, the Company uses computers and personal computers under operating lease contracts.

13.	Securities deposited

The Company loaned investment securities with a market value of 111,099 million yen based on consumption loan contracts.

14.	Financial guarantee 1,599,086 million yen

Set forth below is a summary of the Company’s guarantee obligations:

    Bonds/medium-term notes, Commercial paper          1,545,509 million yen

    Swap transactions, etc.                                                       3,577 million yen

15.	Amounts to be excluded from profits available for dividends

The amount that was excluded from the calculation of profits available for dividends as of March 31, 2004 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Code was 45,859 million yen.

[Notes to Statement of Income]

16.	Operating revenue from subsidiaries 134,698 million yen

Operating expenses to subsidiaries                                         3,853 million yen

Non-operating transactions with subsidiaries                         352 million yen

17.	“Property and equipment revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.

18.	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.

19.	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.

20.	“Other” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.

21.	Net income per share 17.19 yen

The Appropriation of Non-Consolidated Retained Earnings and its reason for the Fiscal Year Ended March 31, 2004

1. The Appropriation of Non-Consolidated Retained Earnings

(Yen)

Unappropriated retained earnings		23,412,348,966
Reversal of voluntary reserves		5,160,884
Reversal of reserve for specified fixed assets	5,160,884

Total		23,417,509,850

The amount above will be appropriated as below.
Appropriation:
Cash dividends		14,568,085,853
( 7.50 yen per share )

Unappropriated retained earnings to be carried forward		8,849,423,997

2. Reason

(1) Policy on Appropriation of Retained Earnings

The Company and its subsidiaries worldwide, including Nomura Securities, integrate business operation under the uniform “Nomura Group” strategy. The Company will determine the amount of any cash dividend, broadly considering such factors as the firm’s dividend-on-equity ratio (DOE), the firm’s level of profits and its maintenance of capital sufficient to capture business opportunities as they may develop.

(2) Reason for Appropriation of Retained Earnings

The Company proposes a cash dividend of 7.50 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 7.50 yen per share in December 2003, the annual dividend per share is 15 yen per share.

Report of Independent Accountants

May 11, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of Nomura Holdings, Inc.

Shin Nihon & Co. Sadahiko Yoshimura Certified Public Accountant Representative and Engagement Partner Michiyoshi Sakamoto Certified Public Accountant Representative and Engagement Partner

We have audited the financial statements, including the non-consolidated balance sheet, the non-consolidated statement of income, the business report (accounting portion only), the proposal for appropriation of non-consolidated retained earnings, and the supplementary financial schedules (accounting portion only) of Nomura Holdings, Inc. (the “Company”), applicable to its 100th fiscal period from April 1, 2003 to March 31, 2004, as required by Paragraph 4, Article 21-26 of the “Law for Special Exceptions to the Commercial Code with respect to Audits, etc., of Kabushiki Kaisha.” The accounting portions of the business report and the supplementary schedules which we audited were based on financial data derived from the accounting records of the Company. These financial statements and the supplementary financial schedules are the responsibility of the Company’s management and our responsibility is to express an opinion on these financial statements and the supplementary financial schedules based on our audit.

Our audit was made in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary financial schedules and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the supplementary financial schedules presentation. We believe that our audit provides a reasonable basis for our opinion. The audit procedures also included procedures for subsidiaries which we considered necessary.

In our opinion,

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the status of the assets and profit and loss of the Company in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company.

(2)	The business report (accounting portion only) presents fairly the status of the Company in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company;

(3)	The proposal for appropriation of non-consolidated retained earnings has been prepared in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company; and

(4)	There are no matters that the auditors are required to disclose with respect to the supplementary financial schedules (accounting portion only) in accordance with the provisions of the Commercial Code.

We have no interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 100th fiscal year (from April 1, 2003 to March 31, 2004) and, based on the result of the audit, hereby reports as follows:

1.	OUTLINE OF THE AUDITING METHOD USED

We audited resolutions of the Board of Directors including appointment of Audit Mission Directors (non-executive but full-time directors appointed for the purpose of supplementing audits conducted by the Audit Committee) concerning matters prescribed in Article 21-7, paragraph 1, item 2 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (‘Special Law’)” and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code, and internal control and procedures in accordance with such resolutions. In addition, in accordance with the auditing principles and assignment of responsibilities decided by the Audit Committee and in cooperation with the Company’s departments in charge of internal control and procedures, each member of the Audit Committee, by himself or through each of the Audit Mission Directors, attended important meetings of the Company; heard reports from the Directors, Executive Officers and others on the Company’s business; reviewed documents authorizing corporate actions and other important documents; investigated the conditions of the business and the assets of the Company; and with respect to the Company’s subsidiaries requested reports on their businesses as necessary and investigated their conditions of their business and the assets. In addition, we heard the report and explanation from the Company’s independent accountants and examined the Company’s financial statements and supplementary schedules.

With respect to certain other matters, including: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof, we, in addition to the above mentioned auditing method, requested reports on such transactions from the Directors, Executive Officers and others as necessary, and investigated any such transactions in detail.

2.	RESULT OF THE AUDIT

(1) We acknowledge that resolutions of the Board of Directors concerning matters prescribed in Article 21-7, paragraph 1, item 2 of the Special Law and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code are appropriate and internal control and procedures are operated in accordance with such resolutions.

(2) We acknowledge that both the method and result of the audit by Shin Nihon & Co., the Company’s independent accountants, are appropriate.

(3) We acknowledge that the business report presents fairly the Company’s conditions in conformity with applicable laws and regulations of Japan and the Articles of Incorporation of the Company (the “Articles of Incorporation”).

(4) We have nothing to point out, in light of the conditions of the business and the assets of the Company and other circumstances, with respect to the proposal concerning the appropriations of retained earnings.

(5) We acknowledge that the supplementary schedules present fairly the matters that are required to be included therein and we have nothing to point out with respect thereto.

(6) We acknowledge that there are no material facts in the execution of the duties of any Director or Executive Officer concerning his unjust action or his violation of the laws and regulations of Japan or the Articles of Incorporation.

In addition, we acknowledge that there is no failure by the Directors or Executive Officers in the execution of their duties in connection with: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof.

(7) We have nothing to point out with respect to the execution by the Directors or Executive Officers of their duties in connection with the subsidiaries of the Company.

May 17, 2004	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman
Fumihide Nomura
Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in the exceptional clause of Article 21-8, paragraph 4 of the Special Law.

Reference Material Regarding the Exercise of Voting Rights

1. Total Number of Voting Rights Owned by all the Shareholders:

1,929,298

2. Agenda and the Referenced Matter:

Proposal No.1:    Amendments to the Articles of Incorporation

1)    Reasons for the Amendment to the Articles of Incorporation

In accordance with the enforcement on September 25, 2003 of the “Law regarding Amendments to the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 132, 2003)”, as a company has become authorized to purchase its own stocks with a resolution of the board of directors in the case that there is a stipulation in the articles of incorporation to that effect, the Company proposes to establish a new provision in Article 7 of the Articles of Incorporation concerning stock repurchase and thus change accordingly each article number of and after Article 7 of the current Articles of Incorporation in order to implement more flexible capital management policy.

2)    Amendments

(amendments underlined)

Current	As Amended
<added>

Article 7. (Stock Repurchase)

The Company may purchase its own stocks with a resolution of the board of directors pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code.

Article 7.(Number of Shares Constituting One Unit)	Article 8.(Number of Shares Constituting One Unit)

<omitted>	<omitted>

Article 8-Article 34 <omitted>	Article 9-Article 35 <omitted>

Proposal No.2:    Issuance of Stock Acquisition Rights as Stock Options

1)    Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is the stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payment for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting out the period during which the stock acquisition rights cannot be exercised (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economical effect as the Company granting restricted stocks. In principle, the non-exercise period will be not shorter than two (2) years.

2)    Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1) Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	X	Ratio of Split or Consolidation

In the event that new shares are issued or the shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	X	Exercise Price Before Adjustment

Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2) Total Number of Stock Acquisition Rights to be Issued:

Up to 2,500 stock acquisition rights (the number of shares per stock acquisition right shall be 1,000 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights:

To be issued without receipt of consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price Before Adjustment	X	1

Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	Number of Outstanding Shares	+	Number of Newly Issued Shares	X	Paid-in Amount per Share

Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) Exercise Period of Stock Acquisition Rights:

The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6) Conditions for Exercise of Stock Acquisition Rights:

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8) Restriction of Transfer of Stock Acquisition Rights:

Approval of the board of directors shall be required for transfer of the stock acquisition rights.

3)    Summary of the Issuance of Stock Acquisition Rights under Stock Option B Plan

(1) – (3) See Stock Option A Plan

(4) The Amount to Be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen per share.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price Before Adjustment	X	1

Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	Number of Outstanding Shares	+	Number of Newly Issued Shares	X	Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) – (8) See Stock Option A Plan

Proposal No.3:    Election of Eleven Directors

As all of the eleven directors will have finished their term of office at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the election of eleven directors in accordance with a resolution of the Nomination Committee.

The nominees are as follows. Out of the nominees, ten persons to be reappointed, Junichi Ujiie, Nobuyuki Koga, Kazutoshi Inano, Shozo Kumano, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, will continuously assume full responsibilities as a director to determine material management matters and supervise business execution. Nobuyuki Shigemune, a nominee for a new director, is familiar with the business of the Nomura Group, and it is planned that he will be, at the meeting of the Board of Directors to be held after the Ordinary General Meeting, appointed a full-time director without executive function (“Audit Mission Director”) to supplement the audit conducted by the Audit Committee.

Name (Date of Birth)	Brief History and Representatives for Other Companies		Shareholdings of the Company
1. Junichi Ujiie (Oct. 12, 1945)	Jun. 1990 Jun. 1992 Jun. 1995 Jun. 1996 May 1997 Apr. 2003 Jun. 2003	Director Director and Head of Americas Division Managing Director and Head of Americas Division Managing Director in charge of Risk Analysis Division President & CEO Chairman of the Board of Directors Chairman of the Board of Directors and Senior Managing Director	66,635
	(Representatives for other companies) Director and President & CEO, Nomura Institute of Capital Markets Research
2. Nobuyuki Koga (Aug. 22, 1950)	Jun. 1995 May 1997 Jun. 1998 Apr. 1999 Jun. 2000 Apr. 2003 Jun. 2003	Director in charge of Human Resources Director in charge of Planning Director in charge of Planning Division Managing Director in charge of Planning Division Executive Vice President President & CEO Director and President & CEO	21,053
	(Representatives for other companies) Director and President & CEO, Nomura Securities Co., Ltd.
3. Hiroshi Toda (Sep. 12, 1951)	Jun. 1997 Oct. 1998 Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003	Director in charge of Fixed Income Division Director in charge of Global Fixed Income Executive Managing Director in charge of Investment Banking Unit Director Executive Vice President Director and Deputy President	20,000
	(Representatives for other companies) Director and Deputy President, Nomura Securities Co., Ltd.
4. Kazutoshi Inano (Sep. 4, 1953)	Jun. 1997 Apr. 1999 Jun. 1999 Jun. 2000 Oct. 2001 Apr. 2003 Jun. 2003	Director in charge of Human Resources Director in charge of Marketing Division Director in charge of Marketing Division and Business Development & IPO Dept. Executive Managing Director in charge of Retail Business Unit Director Executive Vice President Director and Deputy President	34,000
	(Representatives for other companies) Director and President & CEO, Nomura Asset Management Co., Ltd. Chairman, Nomura BlackRock Asset Management Co., Ltd.
5. Shozo Kumano (Jul. 28, 1947)	Jun. 1994 Jun. 1997 Jun. 2000 Jun. 2000 Jun. 2002 Jun. 2002 Jun. 2003	Director in charge of Nomura Group Dept. Statutory Auditor Retired from Statutory Auditor Statutory Auditor, Nomura Real Estate Development Co., Ltd. Retired from Statutory Auditor, Nomura Real Estate Development Co., Ltd. Statutory Auditor, Nomura Asset Management Co., Ltd. Director Director, Nomura Asset Management Co., Ltd.	7,031

6. Masaharu Shibata (Feb. 21, 1937)	Jun. 1994 Oct. 2001 Jun. 2002	President & CEO, NGK Insulators, Ltd. Director of the Company Chairman & CEO, NGK Insulators, Ltd. (currently in office)	5,000
	(Representatives for other companies) Chairman & CEO, NGK Insulators, Ltd.
7. Hideaki Kubori (Aug. 29, 1944)	Apr. 1971 Mar. 1998 Apr. 1998 Apr. 2001 Oct. 2001 Mar. 2002	Registered as attorney at law and Joined Mori Sogo Law Offices Left Mori Sogo Law Offices Chairman, Hibiya Park Law Offices (currently in office) President, Daini Tokyo Bar Association and Vice President, Japan Federation of Bar Associations Director of the Company Retired from President, Daini Tokyo Bar Association and Vice President, Japan Federation of Bar Associations	0
8. Haruo Tsuji (Dec. 6, 1932)	Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	President, Sharp Corporation Corporate Advisor, Sharp Corporation (currently in office) Statutory Auditor of the Company Director of the Company	4,000
9. Fumihide Nomura (Apr. 13, 1934)	Dec. 1982 Jun. 2003	Statutory Auditor Director	188,626
	(Representatives for other companies) President, Nomura Shokusan Co., Ltd.
10. Koji Tajika (Jan. 7, 1936)	Jun. 1993 Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002 Jun. 2003 Jun. 2003	CEO of Tohmatsu & Co. Chairman & CEO, Tohmatsu & Co. Retired from Chairman & CEO, Tohmatsu & Co. Chairman, Deloitte Touche Tohmatsu Retired from Chairman, Deloitte Touche Tohmatsu Trustee of International Accounting Standards Committee Foundation (currently in office) Advisor, Tohmatsu & Co. Professor of Chuo Graduate School of Accounting (currently in office) Retired from Advisor, Tohmatsu & Co. Director of Murata Manufacturing Co., Ltd. (currently in office) Director of the Company Statutory Auditor, Sumitomo Corporation (currently in office)	0
11. Nobuyuki Shigemune (Aug. 7, 1949)	Jun. 1993 Jun. 1995 Jun. 1996 May 1997 Dec. 1997 Apr. 1999 Jun. 1999 Jun. 2003 Mar. 2004 Apr. 2004	Director in charge of Chubu and Kinki Area of Marketing Division Director in charge of Kinki Area of Marketing Division Director and Osaka Branch Manager Managing Director stationed in Osaka and Osaka Branch Manager Managing Director stationed in Osaka Retired from Managing Director President, The Nomura Trust & Banking Co., Ltd. Director and President, The Nomura Trust & Banking Co., Ltd. Retired from Director and President, The Nomura Trust & Banking Co., Ltd. Advisor of the Company	16,000

Note 1:    The Nominees, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an outside director prescribed in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Note 2:    There are no conflicts of interests between the Company and the above-mentioned nominees.

(End)

<Note>

(1) Directors constituting the Nomination Committee, Audit Committee and Compensation Committee (plan)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori
Audit Committee	Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika
Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

(2) Executive Officers (plan)

Title	Name	Principal Positions
Senior Managing Director	Junichi Ujiie	All aspects of management
President (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer
Deputy President (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer
Deputy President (Representative Executive Officer)	Kazutoshi Inano	Co- Chief Operating Officer and Head of Asset Management
Senior Managing Director	Takashi Tsutsui	Executive Vice President of Nomura Securities Co., Ltd. (NSC) stationed in Osaka
Senior Managing Director	Takashi Yanagiya	Head of Global Wholesale
Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail
Senior Managing Director	Takumi Shibata	Head of Corporate
Senior Managing Director	Hiromi Yamaji	Regional Management of Europe Region
Senior Managing Director	Manabu Matsumoto	Executive Managing Director of NSC stationed in Nagoya
Senior Managing Director	Yoshifumi Kawabata	Head of Global Merchant Banking
Senior Managing Director	Shogo Sakaguchi	Executive Managing Director of NSC in charge of Investment Banking Division
Senior Managing Director	Masanori Itatani	Head of Internal Audit
Senior Managing Director	Yoshimitsu Oura	Executive Managing Director of NSC in charge of Employees Investment Plan Division and Asset Management Services Division

Title	Name	Principal Positions
Senior Managing Director	Yusuke Yamada	Executive Managing Director of NSC in chare of Human Resources
Senior Managing Director	Hitoshi Tada	Executive Managing Director of NSC in charge of Marketing Division
Senior Managing Director	Yasuo Agemura	Head of Global Markets
Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations
Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region
Senior Managing Director	Hiroshi Tanaka	Head of Global Corporate Communications and in charge of General Affairs Dept. and Secretariat
Senior Managing Director	Noriyuki Ushiyama	Head of Global Investment Banking
Senior Managing Director	Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region
Senior Managing Director	Yasuo Yoshihara	In charge of Ethics & Discipline Dept.
Senior Managing Director	Akira Maruyama	Chief Financial Officer, Head of Global Risk Management/Treasury/ Controller/IR and in charge of Tax Management Dept.
Senior Managing Director	Akihito Watanabe	Head of Global Research
Senior Managing Director	Tetsu Ozaki	Head of Global Equity
Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income
Senior Managing Director	Yugo Ishida	Co-Regional Management of Europe Region
Senior Managing Director	Kamezo Nakai	Executive Vice President of Nomura Asset Management Co., Ltd. (NAM)
Senior Managing Director	Takahide Mizuno	Executive Vice President of NAM
Senior Managing Director	Atsushi Yoshikawa	Executive Managing Director of NAM

(End)

English Translation of Nomura Group Report for the Fiscal Year Ended March 31, 2004

Outline of Nomura Group

Business Lines

Nomura Group operations are structured along global business lines rather than individual legal entities.

Nomura Group Companies

The Nomura Group, structured under Nomura Holdings, Inc. as a holding company, is a financial services group comprising consolidated subsidiaries in Japan and overseas, including Nomura Securities Co., Ltd. and Nomura Asset Management, Co., Ltd.

1

To Our Shareholders

I am pleased to report the results for our 100th fiscal year, which began on April 1, 2003 and ended March 31, 2004.

During the fiscal year ended March 31, 2004, Japan’s real GDP expanded steadily and a recovery in corporate earnings pushed the stock market higher. Under accounting principles generally accepted in the United States (U.S. GAAP), net revenue (total revenue excluding interest expense) for the year ended March 31, 2004 was ¥803.1 billion, income before income taxes ¥282.7 billion, and net income ¥172.3 billion. Return on equity (ROE) was 10.1%, and we will pay a year-end cash dividend of ¥7.5 per share. (Beginning this fiscal year, we began paying dividends twice annually, so the total dividend for the fiscal year ended March 31, 2004, including the interim dividend, is ¥15 per share.)

We expect the operating environment to become more challenging, but we see evidence that the Japanese economy is rapidly recovering as corporate earnings remain strong and M&A activity related to industry realignments picks up. There are also signs of greater participation in the capital markets, the foundation of our business. Individual investors’ share of stock trading is rising and Japanese government bonds for individuals have been selling well. Furthermore, companies are increasingly tapping the capital markets for financing. In this environment, we hope to provide our customers with high-quality financial services from a global perspective and respond to customer and market needs with agility and flexibility.

With the approval of the Ordinary General Meeting of Shareholders in June 2003, Nomura Holdings adopted the Committee System and applied it to 13 domestic subsidiaries. This change was implemented in order to strengthen oversight and promote transparency, while enabling unified yet agile management of the group as a whole. We intend to increase shareholder value while contributing to the revival of the Japanese economy and the development of the securities markets. As always, we look forward to your continued support.

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

May 2004

2

The Nomura Group intends to firmly establish its status as a globally competitive Japanese financial institution.

It has been one year since we put into place a new management system with the goal of realizing our collective strengths as a group. Below, President and Chief Executive Officer Nobuyuki Koga explains the results for the fiscal year ended March 31, 2004 and describes the management strategy.

Q: Please summarize the results for the fiscal year ended March 31, 2004.

A: Against a background of improving domestic and global economies, with especially strong growth in China and a recovery in domestic capital investment, the economic recovery remained solid throughout the fiscal year ended March 31, 2004. Furthermore, individual investors showed clear signs of gradually moving more of their financial assets into securities, as evident in their strong interest in Japanese government bonds for individuals and investment trusts.

In this environment, we were able to expand our business by offering our customers a variety of creative solutions or investment opportunities through the capital markets and by diversifying our revenue sources. As a result, in the fiscal year ended March 31, 2004, income before income taxes rose 496% to ¥282.7 billion and net income increased 43.7% to ¥172.3 billion. Return on equity (ROE) rose from 7.4% to 10.1%.

3

Q: What are the management objectives of the Nomura Group?

A: The Nomura Group’s vision is to firmly establish its status as a “globally competitive Japanese financial institution”. We intend to maintain an average consolidated ROE of 10-15% over the medium- to long-term as a management target to increase shareholders’ value. The Japanese securities markets may grow dramatically in the coming years. We seek to realize our management vision and steadily increase shareholders’ value by strengthening our business base in the Japanese securities markets and by consolidating Nomura Group’s comprehensive capabilities domestically and overseas.

Q: Describe the current business environment?

A: No longer are we questioning the ability of the Japanese economy to recover. Instead, we are wondering how long the current recovery can be sustained. In 2003, Japan’s real GDP grew in excess of 2% in all four quarters, and a clear recovery trend is now emerging, driven by demand in the United States and China and rising capital spending in the private sector. Thanks to continued corporate restructuring, ROE is improving across the board: The NOMURA400 companies (excluding financials) are expected to generate ROE of 8.8% in the fiscal year ending March 31, 2005, a level that has not been reached since the collapse of the speculative bubble economy, and free cash flow is poised to improve sharply.

Furthermore, there are signs that individual investors are starting to move into stocks, attracted by improved corporate profitability. The percentage of stocks owned by individual investors, which had fallen steadily since the 1980s, bottomed out in March 2000 and has been rising for the past three years. Reflecting this virtuous cycle, average daily trading volume on the First Section of the Tokyo Stock Exchange in 2003 set a new record of more than 1.2 billion shares, exceeding the previous high of 1 billion shares in a day in 1988. The stock market has clearly attracted investor attention and is once again assuming its original role as a system for attracting funds.

With caps on deposit insurance slated to be removed across the board in April 2005, a favorable environment for the expansion of the capital markets is now in place. Accordingly, the next two to three years will be a test of Nomura’s ability to remain one of Japan’s leading companies and become a globally competitive Japanese financial institution in the fullest sense.

Q: To manage the businesses in this environment, what do you intend to emphasize in the coming fiscal year?

A: Our task is to respond to changing customer and market needs. Regulatory and legal changes are clear cut, but changes in customer needs and preferences are harder to grasp and can occur without our being aware of them.

One thing I’ve noticed lately is that these subtler changes increasingly have a significant impact on our business. By nature, the securities industry is about dealing with change. In an era in which business is driven by intangible changes, we want to be a company that quickly identifies these changes and creates major business trends. To realize this, we need to give up our preconceptions and be ready to take on new challenges. We hope to do so in the coming fiscal year.

4

Q: What strategies do you employ to deal with change?

A: By acting as a bridge between companies that are restructuring and individuals’ financial assets overly concentrated in cash and deposits, we hope to expand our business while contributing to the sustained development of the Japanese economy. This remains our basic strategy to this day. Let me explain our strategies by business segment. In Domestic Retail, we will establish a service network focusing on the core values of our customers and thus expand our customer base and client assets. In Global Wholesale, we will flexibly respond to changes in market needs in financing business, M&A business and corporate revitalization business. Under Global Wholesale, we established Global Markets as a new sub-segment which is composed of Fixed Income and Equity in order to enhance specialty services and strengthen our global structure. In Asset Management, we will continue improving our asset management capabilities while increasing assets through links with other divisions. In our defined contribution pension plan business, we intend to enhance the value of our services, such as consulting, and improve our product offerings. The business environment provides us with major business opportunities and we are moving forward with confidence.

Q: What are you doing to strengthen the management system?

A: We manage the company with an emphasis on enhancing shareholders’ value, and we have been strengthening our corporate governance in a number of ways. Last year, we shifted from a Statutory Auditor System to a Committee System. The goals of this move are threefold. First, we wanted to increase management oversight and further improve transparency. Toward this end, we established three committees, the Nomination Committee, the Audit Committee, and the Compensation Committee, each of which has a majority of outside directors. Second, we wanted to increase flexibility in our business execution. Under the Committee System, management oversight functions will be separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. As a result, we will be able to make quicker management decisions. Third, we wanted to strengthen and expand our internal control systems. We are building a more effective internal control system and further enhancing its functions. We intend to strengthen our management system and increase shareholders’ value further.

5

Results and Business Strategies

Domestic Retail

Operating Results

In Domestic Retail, net revenue (total revenue excluding interest expense) in the fiscal year ended March 31, 2004 was ¥305.8 billion, up 23% from the previous year, and income before income taxes was ¥79.5 billion, up 123%, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products.

These results reflect our efforts to create a service delivery structure that is focused on core values, or the values that customers regard as the most important, and that enables us to provide high-quality financial services appropriate for each of our customers. Client assets (including those of financial institutions) in Domestic Retail totaled a record ¥40.8 trillion, and we are exerting our utmost efforts to further expand our customer base.

6

Goals and Strategy

Our goals in Domestic Retail are to promote a shift of individuals’ financial assets into securities products by providing high-quality financial services, and to further broaden our customer base.

At the end of December 2003, 56% of individuals’ financial assets in Japan were still held as cash and deposits. The strong sales of foreign currency-denominated bonds and Japanese government bonds for individuals as well as the increase in the number of equity holding accounts indicate an emerging shift in individuals’ financial assets into securities, but a disproportionately large proportion of these assets continues to be held as cash and deposits. Under these circumstances, in Domestic Retail we aim to promote a shift of individuals’ financial assets into securities products by providing high-quality financial services that meet the needs of each of our customers, and to further broaden our customer base. Toward this end, this fiscal year we intend to expand our lineup of products and services and further train our staff with these objectives in mind.

Achievement 1: Increase in assets

Domestic Retail assets at a new high and moving into a new growth stage

The accompanying graph shows the trend in assets in Domestic Retail since 1985. Though the Nikkei Average is still down more than 70% from its all-time high, Domestic Retail assets as of March 31, 2004 totaled ¥40.8 trillion, exceeding the previous peak in 1989.

By offering domestic and foreign bonds, investment trusts, and a variety of other financial products suited to the needs of our customers, we minimized the decline in Domestic Retail assets during the stock market downturn through April 2003, and then succeeded in steadily increasing assets after the stock market turnaround.

7

Achievement 2: Growth in equity holding accounts and retail stock investments

More than 1.37 million equity holding accounts, 1.1 million “special accounts”

Despite the challenging stock market conditions, we have made efforts to expand our customer base and increase the number of equity holding accounts. As a result, retail customers’ investments in stocks as of March 31, 2004 recovered to ¥16.0 trillion, nearly the same level as the recent peak of ¥16.3 trillion, set during the information-technology bubble years.

As part of our efforts to offer greater convenience to customers, we began offering special accounts for simplified tax reporting in January 2003, and increased these accounts to more than 1.1 million as of March 31, 2004.

8

Achievement 3: Promoting shift of individuals’ financial assets from cash and deposits into securities products

Leading financial institution in terms of sales

Japanese government bonds for individuals, first offered in March 2003, have become an important investment product for our retail customers, since they feature both safety and convenience. Subscriptions for the six offerings so far, from March 2003 to April 2004, have totaled ¥4.8 trillion. Nomura Securities accounted for about 29% of offering, more than any other financial institution’s share, including the postal savings system. Customers have been able to purchase the bonds from a variety of financial institutions, but chose Nomura due to our efforts to inform them about how the bonds are safe investments that can be easily converted into cash and can weather higher interest rates relatively well.

9

Global Wholesale

Operating Results

In Global Wholesale, net revenue (total revenue excluding interest expense) for the fiscal year ended March 31, 2004 was ¥365.7 billion, up 23% from the previous year, and income before income taxes was ¥138.5 billion, up 52%.

In Fixed Income, underwritings and distributions of foreign bonds were strong due to our efforts to match top-tier overseas bond issuers drawn by the amount of individual financial assets in Japan with individual investors looking for attractive investments. Trading profits in Equity rose substantially as a result of our successful efforts to generate customer order flow. In Investment Banking, underwritings of initial, primary, and secondary equity offerings were strong.

Goals and Strategy

Our goals in Global Wholesale are to become more competitive by responding rapidly to changing market conditions and customers’ needs.

Global Wholesale aims to play the leading role in establishing the Nomura Group’s position as a “globally competitive Japanese financial institution”. To meet this goal, Global Wholesale will make maximum use of the Group’s strengths to promote Japan-based globalization.

With the Japanese economy’s recovery trend now clear, companies have growing demand for financing. At the same time, companies are reorganizing their corporate groups and operations, and global industry realignments are gaining pace. To steadily take advantage of these growing business opportunities and translate them into higher earnings, Global Wholesale has established a Global Markets operation, combined equity and fixed income trading, and taken other organizational steps to better respond to changing market conditions and become more competitive.

10

Achievement 1: Competitive in underwriting

Leader in the league tables in all three equity areas

Nomura took the top position in the fiscal year ended March 31, 2004 league tables for investment banking/underwriting results in the areas of IPOs, primary and secondary offerings, and convertible bonds.

Among our more notable deals, we acted lead manager for domestic secondary offerings by Ito-Yokado and Sharp, which attracted attention as efforts to expand the companies’ bases of individual shareholders. We were also co-lead manager for the initial public offerings by Shinsei Bank, a symbolic corporate revitalization deal, and Japan Petroleum Exploration Co., Ltd., which was privatized.

11

Achievement 2: Competitive in M&A

Advisory role in a number of high-profile M&A deals

Amid accelerated corporate group reorganizations and industry realignments, the need for M&A and financial advisory services related to business and corporate restructurings has grown.

We were able to play an advisory role in a number of high-profile deals in the fiscal year ended March 31, 2004, including Matsushita Electric Industrial’s move to make Matsushita Electric Works a consolidated subsidiary and the integration of Omron and Hitachi’s ATM operations. Among cross-border M&A deals (between Japanese companies and companies in other countries), we served as an adviser to Asahi Breweries and Itochu on their equity investments in a soft drink joint venture with Chinese food company Tingyi. This deal was the largest M&A deal involving Japanese and Chinese companies so far. These results reflect our strengthened efforts to expand our M&A advisory business in China and other parts of Asia, including making the former Nomura-CITIC International Economic Consultants, a joint venture in China, into a wholly owned subsidiary.

12

Achievement 3: Comprehensive strengths in the retail and wholesale businesses

Extensive sales of foreign bonds to individual investors

We increased sales of foreign currency bonds to individual investors through our efforts to match up top-tier overseas bond issuers attracted to the vast individual financial assets in Japan with individual investors willing to take currency risk to obtain attractive yields. Our distribution of foreign bonds denominated in U.S. dollars, euros, Australian dollars, and Canadian dollars totaled approximately ¥2 trillion in the fiscal year ended March 31, 2004. This strong track record has led to our underwriting a number of new bond offerings by top-tier overseas issuers.

13

Close Up

Nomura Principal Finance

Nomura Principal Finance (NPF) is a wholly-owned subsidiary of Nomura Holdings and is engaged in the principal finance business. Using Nomura Group’s own capital, it invests in businesses that generate steady cash flow, companies with potential for growth and earnings improvement, and securitized assets, and seeks to generate returns on the investments over the long term by increasing the value of the investments and exiting through public equity offerings and other methods.

Established in July 2000 with a basic orientation toward long-term investment returns, NPF has built up a track record as a business partner that provides unprecedented solutions to diverse management problems, such as spin-offs of non-core businesses and MBOs (management buyouts), as well as the management succession of family-owned enterprises, restructurings of shareholder ownership, and the rebuilding of businesses.

In the fiscal year ended March 31, 2004, NPF structured a number of major deals, including Huis Ten Bosch and Toshiba Tungaloy, and also sold its equity stake in Daikuma, as a favorable cycle of new investments and returns on investments got under way.

The next two to three years should offer a number of good investment opportunities for NPF, as Japanese companies’ efforts to restructure their businesses gain further momentum. NPF intends to structure an even greater number of deals than before, and strives to increase the value of its investments and their returns.

Major Principal Investments

•	Daikuma

May 2003: Equity stake sold to Yamada Denki

•	Dowa Works

January 2003: Equity stake sold to Taihei

•	Misawa Resort

•	Wanbishi Archives

•	Huis Ten Bosch (sponsor investment agreement signed)

•	Toshiba Tungaloy

Tungaloy MBO

Tungaloy specializes in the manufacture and sale of tools including various kinds of metal cutting tools such as chip grinders.

Japan’s cemented carbide tool industry has faced difficult times and heightened competition due to various factors, including the decentralization of production bases by its main customers, automakers. Given this environment, Japanese cutting tool manufacturers have stepped up their moves to form alliances with each other, and Tungaloy’s further growth will require restructuring in the form of rearranged distribution networks, a reduction in the number of product lines, the development of new products in major fields, and strengthened manufacturing and distribution systems in Asia. NPF decided to implement the tender offer after consultations with Tungaloy’s management, with the aim of dealing promptly with such issues, shifting to a management system that clearly promotes self-responsibility, and developing a quick decision-making process.

Tungaloy regards the management buyout as a second founding of the company and aims for further growth and development.

14

Asset Management

Operating Results

In Asset Management, net revenue (total revenue excluding interest expense) in the fiscal year ended March 31, 2004 was ¥36.0 billion, down 3% from the previous year due to a decline in asset management fees stemming from a reduction in assets in bond investment trusts. Losses before income taxes were ¥1 billion as a result of an increase in non-interest expenses, such as special premiums paid in conjunction with Nomura Asset Management’s withdrawal from the Japan Securities Dealers Employees’ Pension Fund.

The balance of assets in bond investment trusts continued to fall. The Bond Fund balance fell to ¥2.6 trillion as of March 31, 2004, from ¥6.3 trillion as of March 2002, 31. However, Nomura Asset Management’s total assets under management turned around thanks to growth in investment advisory assets, increasing to ¥15.7 trillion as of March 31, 2004, from ¥14.2 trillion as of March 31, 2003.

Goals and Strategy

We have been working to increase our investment assets through enhanced asset management and marketing capabilities, and become more competitive in the defined contribution pension plan business.

Our goals in Asset Management are to increase assets in the investment management business, offer a wider variety of products and serve as a plan administrator and custodian to more companies in the defined contribution pension plan business.

In the asset management business, we have been developing a structure that allows us to offer value-added over the medium to long term, such as by consolidating investment management structures and strengthening corporate research. We continue to strive to further enhance our asset management capabilities in order to offer greater value-added in our asset management services.

In the defined contribution pension plan business, we are working to offer more competitive services by providing consulting and investor education as well as an increasing number of products. We also intent to serve as a plan administrator and custodian to more companies in cooperation with Domestic Retail and Global Wholesale.

15

Achievement 1: Strengthened asset management capabilities

Top share in stock and bond investment trusts

Assets managed by Nomura Asset Management (NAM), Nomura BlackRock Asset Management, and Nomura Corporate Research & Asset Management (NCRAM) have been increasing thanks to the turnaround in the investment environment and market conditions.

NAM’s publicly offered investment trusts had approximately ¥11 trillion in assets as of March 31, 2004, placing the firm in the top position in the domestic market. NAM has maintained the industry-leading share in both stock and bond investment trusts by offering a broad range of products that meet diversified asset management needs, from money management funds (MMFs) and other products that focus on preserving principal to stock investment trusts and other high-risk/high-return products.

16

Achievement 2: Responding to changing asset management needs

Asset growth due to foreign bond funds

In addition to MMFs denominated in various major currencies, we have launched various foreign currency-denominated bonds such as the Nomura Australian Bond Fund. Assets in these funds have steadily grown, since the funds meet domestic investors’ demand for foreign bonds. In particular, the Nomura U.S. High-Yield Bond Income Fund has grown to ¥178 billion in assets as of March 31, 2004, from ¥43.9 billion when it was launched in December 2003.*

As part of our effort to increase assets, we also launched a number of new products that meet a variety of asset management needs, including the World Genome Technology Open and the Nomura Fund Masters Japan Small-Caps Fund.

*Figures are based on the month-end average exchange rates publicized by Nomura.

17

Achievement 3: The defined contribution pension plan business

Offering an increasing number of products and serving as a plan administrator and custodian to more companies

Defined contribution pension plan participants numbered only 700,000 as of March 31, 2004, but more and more companies are likely to offer the plans as Japan’s retirement plan system is revamped.

We offer a wide range of integrated services, ranging from support for plan implementation to supplying products. As of March 31, 2004, we were serving as plan administrator and custodian for 59 companies with a total of 180,000 participants in their defined contribution pension plans. We also offer a growing number of products to an increasing number of companies for which we do not serve as plan custodian, resulting in steady growth in our investment trust assets.

18

Consolidated Financial Information

Consolidated Balance Sheet Summary

Millions of yen

	March 31, 2003	March 31, 2004
Assets
Cash and cash deposits	955,509	930,637
Loans and receivables	13,100,242	19,128,028
Trading assets and private equity investments	5,926,700	8,609,096
Other assets	1,186,995	1,085,205

Total assets	21,169,446	29,752,966

Liabilities and shareholders’ equity
Short-term borrowings	1,183,535	3,024,341
Payables and deposits	11,773,794	16,164,637
Trading liabilities	3,888,720	5,976,966
Long-term borrowings	2,269,370	2,385,469
Other liabilities	411,699	415,865

Total liabilities	19,527,118	27,967,278

Total shareholders’ equity	1,642,328	1,785,688

Total liabilities and shareholders’ equity	21,169,446	29,752,966

Per share data

(Yen)

	March 31, 2003	March 31, 2004
Book value per share	846.40	919.67

Note:

(1) As the Company’s listing on the New York Stock Exchange in the form of American Depositary Receipts in December 2001, consolidated financial information has been prepared on the basis of accounting principles generally accepted in the United States (U.S. GAAP).

(2) Some previously reported figures have been reclassified in order to conform to the current year presentation.

Loans and receivables / Payables and deposits

“Loans and receivables” and “Payables and deposits” include securities purchased under agreements to resell (reverse repos; assets) and securities sold under repurchase agreements to repurchase (repos; liabilities), cash collateral for securities borrowed (assets), and cash collateral received for securities loaned (liabilities) resulting from repo and reverse repo transactions and securities borrowing/lending transactions carried out in response to customers’ needs or for the Company’s own trading and financing transactions.

Trading assets and private equity investments/ trading liabilities

Trading assets and trading liabilities include securities and derivative contracts used for trading and/or hedging purposes.

19

The balances of trading assets and trading liabilities rose as a result of increased trading and related financing transactions.

20

Consolidated Income Statement Summary

Millions of Yen

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Revenue:
Commissions	140,001	141,640	210,216
Fees from investment banking	75,255	81,847	86,994
Asset management and portfolio service fees	109,985	79,290	66,193
Net gain on trading	162,228	172,308	229,042
Interest and dividends	500,541	401,924	396,870
Gain (Loss) on investments in equity securities	(55,860)	(41,288)	55,888
Gain from changes in equity of an affiliated company	3,504	—	—
PFG entities product sales	294,931	—	—
PFG entities rental income	177,053	—	—
Gain on sales of PFG entities	116,324	—	—
Gain (Loss) on private equity investments	232,472	(14,391)	13,138
Other	68,965	19,589	41,205

Total revenue	1,825,399	840,919	1,099,546

Interest expense	504,048	274,645	296,443

Net revenue	1,321,351	566,274	803,103

Non-interest expenses:
Non-interest expenses	835,979	518,865	520,427
PFG entities cost of goods sold and expenses associated with rental income	312,400	—	—

Total non-interest expenses	1,148,379	518,865	520,427

Income before income taxes	172,972	47,409	282,676

Income tax expense	4,926	37,295	110,347

Income before cumulative effect of accounting change	168,046	10,114	172,329

Cumulative effect of accounting change	—	109,799	—

Net income	168,046	119,913	172,329

Per share data

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Net income per share	85.32	61.26	88.82

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Commissions

These include commissions from the trading and distribution of stocks, bonds, and investment trusts. Commissions, primarily stock brokerage commissions, increased in the fiscal year thanks to the strong stock market conditions.

Net gain on trading

Net gain on trading includes gains and losses on stock and bond transactions and their derivatives. Stock and bond trading gains increased in the fiscal year as a result of strong equity block trades demands and foreign bond order flows.

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Corporate Citizenship Activities

Nomura Group hopes to provide the support needed to ensure a brightened future for the current generation and the next.

Lecture Sponsorship at Japanese Universities

We sponsor lectures at more than 110 universities throughout the country to provide students, who will eventually be responsible for the development of Japan’s economy, with the opportunity to come into contact with the world of finance. Over 400 executives and employees participate in the program, which offers lectures on finance based on speakers’ industry experience. The program has proven very popular with students, 20,000 of whom attended our lectures in the fiscal year ended March 31, 2004.

Special Sponsorship of Nikkei Stock League

Nikkei Stock League is a contest designed to encourage junior high, high school and university students to learn more about stocks. Students write reports based on knowledge accumulated from the Internet. Since the contest’s inception in 2000, more than 17,000 students have already taken part in the study of economics in action through stocks. First prize is a trip to the United States for the winning team to learn more about the stock market.

Nomura Cultural Foundation Activities

Since its establishment in 1990, the Nomura Cultural Foundation has worked to support human resources development activities in music and the arts as well as assist international exchange activities in order to promote genuine mutual understanding in the international community. The foundation sponsors about 80 artistic events annually and contributes to the Tokyo National University of Fine Arts and Music and the University Art Museum. The foundation created the Nomura Prize to fund the preservation and display of outstanding student works in the University Art Museum. Scholarships are also offered to foreign students studying the social sciences and humanities in Japan at the graduate level.

PMF (Pacific Music Festival)

PMF is an international music education festival established in 1990 at the suggestion of the late Leonard Bernstein. Each summer around 130 young musicians are selected from around the world to take part in an Educational Program run by outstanding musicians, such as principals from the Vienna Philharmonic Orchestra, and perform in a series of concerts. Nomura Group and the Nomura Cultural Foundation, since its establishment, have endeavored to enhance music culture around the world by training young musicians and lending their support as special corporate backers.

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Corporate Data / Stock Prices and Dividends

Corporate Data (As of March 31, 2004)

Capital: ¥182,799,788,854

Number of common stock issued: 1,965,919,860 shares

Number of shareholders: 196,734

    (Number of shareholders holding one unit or more: 154,273)

Stock exchange listings: Tokyo, Osaka, Nagoya, New York, Amsterdam (Euronext) and Singapore

Number of employees (consolidated base): 14,783

Dividends

(Yen)

Dividends per share	95.3	96.3		97.3	98.3	99.3	00.3	01.3	02.3	03.3	04.3
											Interim	Year-end
	10	11	*	10	10	10	15	17.5	15	15	7.5	7.5

*	Including commemorative dividend of ¥1

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Directors and Executive Officers (As of April 1, 2004)

Directors

Title	Name

Chairman	Junichi Ujiie

Director	Nobuyuki Koga

Director	Hiroshi Toda

Director	Kazutoshi Inano

Director	Takashi Fujita

Director	Shozo Kumano

Director	Masaharu Shibata*

Director	Hideaki Kubori*

Director	Haruo Tsuji

Director	Fumihide Nomura

Director	Koji Tajika*

*Outside	director

Directors constituting the Nomination Committee, Audit Committee and Compensation Committee

Nomination Committee	Chairman	Junichi Ujiie

Masaharu Shibata*

Hideaki Kubori*

Audit Committee	Chairman	Haruo Tsuji*

Fumihide Nomura

Koji Tajika*

Compensation Committee	Chairman	Junichi Ujiie

Masaharu Shibata*

Hideaki Kubori*

*	Outside director

Executive Officers

Title	Name	Principal Positions

Senior Managing Director	Junichi Ujiie	All aspects of management

President (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer

Deputy President (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer

Deputy President (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer and Head of Asset Management

Senior Managing Director	Takashi Tsutsui	Executive Vice President of Nomura Securities Co., Ltd. (NSC) stationed in Osaka

Senior Managing Director	Takashi Yanagiya	Head of Global Wholesale

Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail

Senior Managing Director	Takumi Shibata	Head of Corporate

Senior Managing Director	Hiromi Yamaji	Regional Management of Europe Region

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Senior Managing Director	Manabu Matsumoto	Executive Managing Director of NSC stationed in Nagoya

Senior Managing Director	Yoshifumi Kawabata	Head of Global Merchant Banking

Senior Managing Director	Shogo Sakaguchi	Executive Managing Director of NSC in charge of Investment Banking Division

Senior Managing Director	Masanori Itatani	Head of Internal Audit

Senior Managing Director	Yoshimitsu Oura	Executive Managing Director of NSC in charge of Employees Investment Plan Division and Asset Management Services Division

Senior Managing Director	Yusuke Yamada	Executive Managing Director of NSC in chare of Human Resources

Senior Managing Director	Hitoshi Tada	Executive Managing Director of NSC in charge of Marketing Division

Senior Managing Director	Yasuo Agemura	Head of Global Markets

Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region

Senior Managing Director	Hiroshi Tanaka	Head of Global Corporate Communications and in charge of General Affairs Dept. and Secretariat

Senior Managing Director	Noriyuki Ushiyama	Head of Global Investment Banking

Senior Managing Director	Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region

Senior Managing Director	Yasuo Yoshihara	In charge of Ethics & Discipline Dept.

Senior Managing Director	Akira Maruyama	Chief Financial Officer, Head of Global Risk Management/Treasury/ Controller/IR and in charge of Tax Management Dept.

Senior Managing Director	Akihito Watanabe	Head of Global Research

Senior Managing Director	Tetsu Ozaki	Head of Global Equity

Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income

Senior Managing Director	Yugo Ishida	Co-Regional Management of Europe Region

Senior Managing Director	Kamezo Nakai	Executive Vice President of Nomura Asset Management Co., Ltd. (NAM)

Senior Managing Director	Takahide Mizuno	Executive Vice President of NAM

Senior Managing Director	Atsushi Yoshikawa	Executive Managing Director of NAM

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<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

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